Odyssey Re Holdings Corp.

Annual Report 2003

The Odyssey Edge



OdysseyRe®



THE ODYSSEY EDGE PAGE 8

Table of Contents

GLOBAL AND LOCAL PAGE 10





ODYSSEY OVERVIEW PAGE 12

Odyssey Re Holdings Corp. (ORH) *is a leading worldwide underwriter of reinsurance and specialty insurance. We are listed on the New York Stock Exchange with total assets of $6.5 billion and $1.4 billion in stockholders' equity as of December 31, 2003.*

Odyssey Re Holdings Corp. operates globally under the banner OdysseyRe. Supported by more than $1.5 billion of statutory policyholders' surplus, we underwrite a wide range of reinsurance and insurance property and casualty products through our subsidiaries: Odyssey America Reinsurance Corporation, Hudson Insurance Company, Hudson Specialty Insurance Company, Clearwater Insurance Company and Newline Underwriting Management Limited, OdysseyRe's managing agent at Lloyd's. OdysseyRe is rated "A" (Excellent) by A.M. Best Company and "A-" (Strong) by Standard & Poor's.

With $2.6 billion of gross premiums written at December 31, 2003, OdysseyRe is one of the top five broker market reinsurers in the United States and ranks among the top 20 global reinsurance companies. We have 17 offices worldwide, with more than 500 employees in four operating divisions: Americas, EuroAsia, London Market and U.S. Insurance.

Fairfax Financial Holdings Limited is OdysseyRe's majority stockholder. Fairfax is a financial services holding company publicly traded on the New York and Toronto Stock Exchanges (symbol: FFH). With total assets of $25 billion and $2.9 billion in shareholders' equity, Fairfax affords OdysseyRe access to a wide range of insurance and reinsurance services through its subsidiaries worldwide.

OdysseyRe®

Safe Journey

Financial Highlights


Gross Premiums Written
$3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
Pre-Tax Net Income
$400
350
300
250
200
150
100
50
0
-50
2001
2002
2003
Stockholders' Equity
Return on Average Equity
25%
20%
15%
10%
5%
0%
-5%
2001
2002
2003

Odyssey Re Holdings Corp.

(dollars in millions, except per share and combined ratio data)

	2003	2002	2001
Gross premiums written	$2,558.2	$1,894.5	$1,153.6
Net premiums written	2,153.6	1,631.2	984.7
Net investment income	134.1	123.0	114.6
Net realized investment gains	202.7	135.8	13.3
Income (loss) before income taxes and cumulative effect of a change in accounting principle	378.3	258.1	(15.6)
Net income (loss)	249.2	208.2	(8.0)
Per common share results-basic	3.85	3.22	(0.14)
Per common share results-diluted	3.83	3.20	(0.14)
Total assets	6,460.1	5,303.7	4,648.3
Stockholders' equity	1,390.2	1,056.1	820.9
Return on average equity	20.4%	22.2%	(0.9)%
Net book value	21.39	16.25	12.60
Combined ratio	96.8%	99.1%	115.4%

2003 Gross Premiums Written by Division

(dollars in millions)

	2003	2002	2001
Americas	$1,421.4	$1,189.0	$831.4
EuroAsia	408.1	258.6	146.5
London Market	437.9	315.3	165.9
U.S. Insurance	333.8	168.6	56.8
Total Gross Premiums Written[1]	**$2,601.2**	**$1,931.5**	**$1,200.6**

(1) A portion of the gross premiums written by the U.S. Insurance division has been ceded to, and is also included in, the Americas division's gross premiums written. Accordingly, the gross premiums written as shown in the table above does not agree to the gross premiums written of $2,558.2 million, $1,894.5 million and $1,153.6 million for the years ended December 31, 2003, 2002 and 2001, respectively, reflected in the consolidated statements of operations.



To Our Stockholders:

Our second full year as a public company was marked by a solid underwriting profit and a second consecutive year of record-setting financial performance.

Record Results

Stockholders' equity grew dramatically, as did premium volume. We posted our best ever overall net income, with outstanding investment performance and record cash flow, and our lowest combined ratio. Stockholders' equity increased by $334 million (32%) in 2003 to $1.4 billion. Gross premiums grew by 35% to $2.6 billion, while net premiums written grew 32% to $2.2 billion. Net income for 2003 reached $249 million. These results reflect our financial strength, commitment to the industry, range of capabilities and depth of client relationships. OdysseyRe is now one of the five largest U.S. broker market reinsurers, ranking in the top ten overall among all domestic reinsurers and among the top twenty worldwide. Our non-U.S. premiums now account for approximately 42% of our total premiums.

"Stockholders' equity increased by $334 million (32%) in 2003 to $1.4 billion."

The year saw profitable business expansion across all of our domestic and global segments – Americas, EuroAsia, London Market and U.S. Insurance – driven by a favorable market and our disciplined underwriting culture.

In the Americas, premiums grew by 20% to $1.4 billion. Casualty reinsurance is in high demand and, in some cases, scarce supply. We are a leader in these lines of business – notably, directors & officers, umbrella and medical malpractice – and recognized for the strong expertise we bring to these challenging exposures. Certain property lines encountered modest rate reductions, but overall the market remained firm and here, too, we seized further opportunities for profitable growth.

In EuroAsia, premium growth was exceptional, rising 58% to $408 million. Our broad network of relationships has allowed us to significantly improve our market penetration at a most favorable time. This division more than doubled its market position since 2001, while underwriting profitability improved to a 93% combined ratio. During a year that witnessed the continued unraveling of former market leaders, the stable and responsive posture of OdysseyRe was a powerful attribute.

In the London Market, we achieved a premium increase of 39% to $438 million. Our reinsurance activities in London produced solid premium growth and healthy underwriting profits. Through our wholly-owned Lloyd's Syndicate, we continued the expansion of our international liability insurance underwriting. Rates in this segment maintained powerful upward momentum.

In U.S. Insurance, we added a new medical professional liability unit to the portfolio of business we underwrite through our Hudson subsidiaries. This area of OdysseyRe promises to generate significant opportunities for us in the future.

Three factors were largely responsible for OdysseyRe's dramatic growth and profitability this year: a favorable market, our underwriting and investment culture and our key people.

Our Position Grows Stronger in a Rational Market

With so many discrete lines of business, it is hard to generalize about the market's condition. It's fair to say, however, that capital has not been restored to prior levels and interest rates remain at historic lows. Soundly priced transactions are available, and competition for them is evident.

The factors that converged to produce such unsatisfactory underwriting results from 1997–2000 are still fresh in the minds of today's management groups and continue to impact most balance sheets. A telling reflection of the painful depth of that cycle is that many of these management groups are new, both domestically and internationally. In this uncertain environment, the stability, technical underwriting and financial security of OdysseyRe are in high demand. Our position is strong and growing stronger as additional profitable opportunities are presented because of our technical expertise, financial strength and operating approach.

Our Underwriting and Investment Culture is Disciplined

We strive to maintain very high standards of discipline in our underwriting. We apply consistent technical methodologies to the selection and pricing of risk throughout our Company. As we have demonstrated in the past, we are prepared, willing and able to curtail our business during times of over supply and downward pressure on trading conditions. Likewise, we will expand aggressively during times such as those we have enjoyed over the past few years, when a reduced supply of capital caused prices to improve dramatically.

Our underwriting culture is organized to remain flat and decentralized. We are wary of the stifling effects of over-bureaucratization. We believe it is important to allow our local operations to respond promptly to the unique needs of their customers.

Similarly, our investment philosophy is opportunistic and highly disciplined. Over the past twenty years, Hamblin Watsa, our affiliated investment management team, has demonstrated its ability to produce superior investment returns using a long-term, value-oriented approach. Our total return philosophy, combining underwriting profitability with our value-oriented investment strategy, produced an increase of nearly 70% in stockholders' equity during the past two years — well in excess of our long-term goal of 15% average annual growth.



Our Key People Give Us the Edge

To make it all go, the sine qua non is exceptional people doing exceptional work. No judgments are more important than those made by our senior executive officers in selecting and empowering the key decision-makers who propel our company forward.

As a service company, we rely on our people to perform at the highest level of commitment and dedication. We are indeed proud of the talented individuals who comprise OdysseyRe; our senior officers are listed at the end of this report.

I also want to acknowledge our customers. Good clients are scarce, yet we see no contradiction in being both technically driven and service-focused. The best value we can provide our clients is the continuity that comes from sharing our underwriting knowledge, responsiveness, technical pricing, reliable claims payment and financial strength — the qualities that comprise the "Odyssey Edge."

The Total Return Model

We believe that by combining the strengths of a powerful, highly-focused underwriting culture with the opportunities open to our talented, value-oriented investment professionals, we will achieve superior long-term results.

Wall Street orthodoxy requires companies to focus solely on quarterly operating earnings. Investment gains and losses are all but ignored, unless the losses are of such magnitude as to undermine financial strength. At OdysseyRe, we focus primarily on total return — even at the expense of short-term operating earnings.

Vividly illustrating this approach, we sold large amounts of U.S. Treasury securities during the second quarter of 2003, when interest rates had declined to historically low levels — levels from which they have since risen significantly. By converting these assets to cash, we removed a large stream of interest income from future operating earnings and effectively accelerated the recognition of this income through our capital gains account. The geography of which line on our income statement this income appears is of secondary importance. By electing to sell at the trough in the interest rate cycle, we have protected our book value from depreciation as interest rates have risen. Moreover, were we to reinvest the proceeds of these sales today, we would generate even more interest income than would have been attainable had we not made the sales.

We now have an extraordinary amount of cash in our investment portfolio, perhaps six times the amount of a typical property/casualty company. While short-term operating earnings will be impacted by the low yields earned on this amount of cash, we have enormous flexibility to take advantage of investment opportunities in the future.

So...Onward and Upward...

As we look at 2004 and further into the future, we anticipate the full realization of the efforts invested in building our platform. We are well-positioned, offering specialized and traditional products on a global basis with local offices in all key international insurance centers.

Our specialty insurance operations have a broad reach, with three domestic insurance companies, and our Lloyd's Syndicate, licensed to write in virtually all regions of the world. We believe the breadth of our organization, combined with our financial strength and capacity, will allow us to continue satisfying the needs of our clients, brokers and shareholders.

On behalf of OdysseyRe, I want to express appreciation to our majority shareholder, Fairfax Financial Holdings Limited. We, and our minority shareholders, benefit in innumerable ways from our association with Fairfax.

Finally, to the more than 500 professionals at OdysseyRe who have collectively contributed to the growth in shareholder value reflected in our results, I thank you for your effort and effectiveness.

I look forward to reporting the results of our Company in 2004.

Sincerely,

Andrew A. Barnard
President and Chief Executive Officer

The Odyssey Edge



Quick

Speed is vital in financial services. While rating agencies and regulators may not measure this, we do. To some clients, "responsive" means calling back quickly or jumping on a plane. To others, it's listening closely and responding with critical knowledge. To all, it's the prompt payment of claims.

At OdysseyRe we measure ourselves in terms of speed, content and the effectiveness of our solutions. The evidence is our client base and our results.

Skilled

OdysseyRe is an underwriting company, led by underwriters. Our job is to create value for shareholders, while diminishing risk for clients. We approach our job with underwriting discipline. We focus on achieving underwriting profitability, with underwriters and actuaries who are long on experience and short on turnover, averaging more than 15 years of experience.

To weather industry cycles and proliferating sources of risk, we approach underwriting first with a wide-angle perspective. We use comparative market benchmarks and knowledge of underlying exposures, economic trends and loss costs, followed by a close-up examination of the structure. We nurture an underwriting culture that is flat and flexible and dedicated to transactional excellence.



Diversified

Diversification is as key to underwriting as it is to investing. It has been a critical strategy in our growth since our inception. Just as we avoid concentration in our investment process, our business is purposely diversified by exposure, by product line, by geography, by source and by client. The diversity of backgrounds and talents of our staff enrich what we can offer our clients.

Among the world's top reinsurers, OdysseyRe ranks as one of the most diversified multi-line reinsurers by cedant and broker source. Our spread of geographic premium and exposure provides access to business opportunities and allows us to quickly take advantage of attractive markets worldwide. Most importantly, our diversification reduces volatility and strengthens the resilience of the promises we make.





Strong

Financial strength is fundamental to any risk taker. Size matters — but ratios and results matter more. Regardless of size, the ratio of a company's premium to surplus, debt to equity, losses and expenses to premium, all suggest the present and future financial health of a reinsurer and its ability to keep its promises.

Capital strength, capacity and continuity define the fundamental strengths of OdysseyRe. In a year of industry disarray, A.M. Best Company affirmed OdysseyRe's "A" (Excellent) rating, citing our excellent and improving stand-alone capitalization, our disciplined historical underwriting performance, our strong, sustained earnings and our position in the global reinsurance market. OdysseyRe's momentum is evidenced by our 32% growth in stockholders' equity and more than $1.5 billion of statutory surplus. We believe that growing our business when the market is strong and shrinking it when the market is weak is the best way to keep our commitment to long-term market leadership and building shareholder value.

Global Reach, Local Rapport

Our clients are global, and we live and work in the markets where they operate. Although we are U.S.-based, our non-U.S. business now accounts for 42% of OdysseyRe's premium. We've established a network of 17 offices in principal insurance markets around the world that provide us with access to opportunities that allow us to deploy our capital to support profitable business. In our view, all business is local.

Being a global reinsurer means you will follow your customers into the world's financial centers, where calculated risks are taken for nearly every type of exposure presented by society. To a company like OdysseyRe, this diversifies our portfolio of risk, sharpens our minds to new forms of risk and broadens our underwriting experience to make us more valuable in the market.

Risk follows society. And for the talented underwriter — reward follows risk.


MINNEAPOLIS
Hudson Healthcare regional office
CHICAGO
Hudson Healthcare regional office
LANSING
Hudson Healthcare regional office
TORONTO
Underwriting center for the Canadian market
NAPA
Headquarters for Hudson Healthcare
STAMFORD
Headquarters for the Americas Division and our treaty underwriting operations for the U.S.
NEW YORK
Headquarters for Hudson Insurance Group and our casualty facultative unit
MIAMI
Underwriting center for Barbados, Brazil, Cayman Islands, Colombia, Dominican Republic, Ecuador, Venezuela and Carribean
MEXICO CITY
Underwriting center for Belize, Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua and Panama
SANTIAGO
Underwriting center for Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay


$1,500
1,250
1,000
750
500
250
0
2001
2002
2003
Gross Premiums Written ($ in millions)
U.S.
Non-U.S.


PARIS
Headquarters for the EuroAsia Division
STOCKHOLM
Underwriting center for all Nordic countries
BRISTOL
Regional Lloyd's Syndicate 1218 office
LONDON
Visit our underwriters at Syndicate 1218 at Lloyd's or at our Branch office at the LUC
TOKYO
Representative office for the Pacific Rim region
SINGAPORE
Underwriting center for the Pacific Rim



Four Divisions — One Shared Vision

Americas

The Americas division of OdysseyRe underwrites property and casualty reinsurance as well as marine, aerospace and surety. The Americas division operates in the U.S., Canada and Latin America with 298 employees, including 49 underwriters. Headquartered in Stamford, Connecticut, we service clients from offices in New York, Miami, Toronto, Mexico City and Santiago.

EuroAsia

The EuroAsia division operates throughout Europe, Asia, the Middle East and Africa. The EuroAsia division underwrites property and casualty treaty and facultative risks through varied distribution channels in multiple markets. Headquartered in Paris, with offices in Singapore, Stockholm and Tokyo, the EuroAsia division has 77 employees, including 25 multilingual underwriters conversant with international markets.

London Market

The London Market division operates through two platforms: Newline Syndicate at Lloyd's, where specialists underwrite specialty casualty insurance, and at OdysseyRe's London Branch, where we underwrite worldwide property and casualty as well as marine & aerospace on a treaty reinsurance basis. The London Market division has 73 employees, including 22 underwriters.

U.S. Insurance

Hudson Insurance Group, the brand name for the U.S. Insurance division, specializes in primary and excess insurance programs underwritten through the Hudson Programs unit, based in New York City, and the Hudson Healthcare unit, headquartered in Napa, California. We provide admitted and non-admitted insurance through Hudson Insurance Company, Hudson Specialty Insurance Company and Clearwater Insurance Company. The Hudson Insurance Group has 67 employees, including 19 underwriters, all experienced professionals in primary insurance.

"OdysseyRe is a company with shared goals and an underwriting culture that crosses all borders. Our vision focuses on the here and now of our clients' needs."

Americas

In 2003, the Americas division had gross premiums written of $1.4 billion, compared to $1.2 billion in 2002. We measured an average rate increase of 12% on both our treaty renewal portfolio and our casualty facultative account during 2003. The Americas combined ratio increased from 99.1% in 2002 to 101.0% in 2003, due to reserve strengthening in our casualty lines for accident years 1997 through 2000. During 2003, business written by Hudson Insurance Group, which had been previously included in the Americas division, is now included in a new division, called U.S. Insurance.

In the U.S., premiums written increased by 16% to $1.2 billion in 2003. Demand for casualty specialty lines, notably directors & officers, umbrella, medical malpractice and surety remained strong due to continued market volatility.

Our Latin America unit is headquartered in Mexico City, with offices in Miami and Santiago. Gross premiums written grew 28% to $150 million in 2003 due to the broad penetration achieved by our Latin America offices, combined with local underwriting autonomy and fast, responsive service.

Our Canadian operation, based in Toronto, continued to grow throughout 2003 in property, casualty and surety treaty classes of business. With a 95% increase in gross premiums written to $80 million, and an average rate increase of 13% on our treaty renewal portfolio, we continue to be optimistic about our long-term growth potential in the Canadian market.

During the January 2004 renewal season, some of the casualty classes that had seen the largest upward correction in rates began to demonstrate signs of resistance to further rate increases, and rates in the property catastrophe area pulled back slightly, but overall the market remained firm.

The Americas division is well-positioned for continued growth, with a broad array of products and underwriting expertise as well as a commitment to superior service to our clients and brokers.



2003 GROSS PREMIUMS WRITTEN BY TYPE OF BUSINESS

- Property Excess of Loss 8%
- Property Proportional 18%
- Casualty Excess of Loss 18%
- Casualty Proportional 41%
- Marine & Aerospace 1%
- Surety & Credit 3%
- Miscellaneous 1%
- Facultative 10%

TOTAL GPW $1,421.4 MILLION

GROSS PREMIUMS WRITTEN
($ IN MILLIONS)


2001
$831.4
2002
$1,189.0
2003
$1,421.4

COMBINED RATIO


2001
113.9%
2002
99.1%
2003
101.0%

EuroAsia

The EuroAsia division has just completed its third year of operation. Gross premiums written surpassed our goals, rising to $408 million, a 58% increase over 2002. More importantly, the combined ratio decreased to 93.1% in 2003 from 99.8% in 2002, owing to positive rate movement on new and renewal business. Our impressive growth was helped in part by the dramatic rise in the Euro against the U.S. dollar, but mainly it was due to our underwriters' long-term connection with high-quality clients. This has proven to be a timely asset, as capacity, security and appetite for risk diminished rapidly among historical European competitors.

Today, OdysseyRe is a recognized lead reinsurer in Paris, Stockholm and Singapore. Our Paris office is the treaty underwriting center for Europe, the Middle East and Africa. Our underwriters are multilingual, with local market expertise. Gross premiums written in these regions increased 60% from 2002 to $279 million.

Gross premiums written in our growing Stockholm office increased 77% to $21 million in 2003. Our Stockholm office is responsible for all Nordic countries, where submission volume increased greatly due to competitors struggling with rating issues. We pride ourselves on our high level of service with flexible alternatives to submissions. We are "local," and this is a definite advantage. We speak the same language and we are "in" the market.

Our Singapore office, with a representative office in Tokyo, is OdysseyRe's headquarters for the Pacific Rim. Including First Capital, gross premiums written were $108 million compared to $72 million in 2002, an increase of 50%, despite the impact of SARS in the first six months of 2003. Japan and South Korea continue to be our largest markets, where rate increases continued through 2003, with an average increase rate on renewal of 12%.



2003 GROSS PREMIUMS WRITTEN BY TYPE OF BUSINESS

- Property Excess of Loss 24%
- Property Proportional 37%
- Casualty Excess of Loss 9%
- Casualty Proportional 7%
- Marine & Aerospace 7%
- Surety & Credit 10%
- Miscellaneous 4%
- Facultative 2%

TOTAL GPW $408.1 MILLION

GROSS PREMIUMS WRITTEN
($ IN MILLIONS)


2001
$146.5
2002
$258.6
2003
$408.1

COMBINED RATIO


2001
115.8%
2002
99.8%
2003
93.1%

London Market

The London Market division underwrites business through two distinct platforms: Newline Syndicate 1218 at Lloyd's and the London Branch of OdysseyRe. These two underwriting vehicles are supported by an integrated operating infrastructure and management team.

Newline's core casualty insurance account, which operates under the banner Financial Lines, consists of bankers blanket bond, commercial crime, professional indemnity, directors & officers liability, public liability and employers liability business. The Syndicate is a recognized Lloyd's leader in all its classes, with a business focus targeting small to medium-sized risks located in Europe and Australia.

The London Branch underwrites treaty reinsurance in three units: Property, Marine & Aerospace and International Casualty. The portfolio is worldwide in scope and the business mix is predominately excess of loss. Our core clientele are based in Lloyd's and the UK company market, but we also underwrite treaty reinsurance business for clients domiciled in other regions, including the U.S., Canada, Caribbean and Australia.

The London Market division's gross premiums written increased 39% to $438 million in 2003. Volume expansion was achieved in both Newline and the Branch, but was most notable in the liability lines, where gross premiums written increased 61% to $264 million.

Market conditions remained favorable in all segments of our portfolio throughout 2003. While rates have peaked in most sectors of the reinsurance market, liability lines achieved rate increases in excess of 30% during 2003. We expect rates to continue to firm in our core casualty insurance markets, albeit at a more moderate pace in 2004.

We remain bullish about the market and our prospects for 2004. We have achieved significant momentum in our business during the past two years, and we expect this to continue because of the competitive advantages arising from our dual operating platform, worldwide mandate, broad product range, commitment to service and entrepreneurial leadership.



2003 GROSS PREMIUMS WRITTEN BY TYPE OF BUSINESS

- Property Excess of Loss 11%
- Property Proportional 3%
- Casualty Excess of Loss 5%
- Casualty Proportional 4%
- Marine & Aerospace 13%
- Liability Lines 60%
- Miscellaneous 4%

TOTAL GPW $437.9 MILLION

GROSS PREMIUMS WRITTEN
($ IN MILLIONS)


2001
$165.9
2002
$315.3
2003
$437.9

COMBINED RATIO


2001
122.3%
2002
97.5%
2003
88.2%

U.S. Insurance

The U.S. Insurance division was formally designated in January 2003 to include business written by the Hudson Programs unit, which had previously been included in the Americas division, and Hudson Healthcare. Consistent with our operating strategies, in 2003 we completed the acquisition of our surplus lines company, Hudson Specialty Insurance Company, providing both units the flexibility to offer non-admitted insurance product lines.

Branded "Hudson Insurance," the U.S. Insurance division has access to admitted and non-admitted issuing companies through Hudson Insurance Company, Hudson Specialty Insurance Company and Clearwater Insurance Company. Gross premiums written grew 98% to $334 million in 2003 from 2002, reflecting the inclusion of the newly formed Hudson Healthcare unit and an average rate increase of 17% across all lines. The combined ratio for the U.S. Insurance division was 90.9% in 2003, compared with 103.7% in 2002.

Hudson Programs, based in New York City, specializes in primary program insurance with a wide range of property, casualty and specialty insurance products underwritten through qualified program administrators. We have a team of professionals who all specialize in primary program business. Gross premiums written increased by 32% to $223 million in 2003, mainly due to Hudson's consistent presence and controls in the midst of a turbulent market, sustained by an unchanged underwriting focus on monoline and regionally-oriented business.

Hudson Healthcare underwrites physician and hospital medical malpractice insurance with gross premiums written of $111 million in 2003. The Healthcare liability field continues to undergo change, presenting significant opportunities for the well-positioned and experienced underwriter.



2003 GROSS PREMIUMS WRITTEN BY TYPE OF BUSINESS

- ■ Healthcare 33%
- □ Property 12%
- ■ Casualty 29%
- ■ Auto 26%

TOTAL GPW $333.8 MILLION

GROSS PREMIUMS WRITTEN
($ IN MILLIONS)


2002
$168.6
2003
$333.8

COMBINED RATIO


2002
103.7%
2003
90.9%

Onward and Upward



$ in millions

	Gross Written Premium	Net Written Premium	Net Income	Stockholders' Equity	Return on Average Equity	Statutory Surplus
2003	2,558	2,154	249	1,390	20.4%	1,553
2002	1,895	1,631	208	1,056	22.2%	991
2001	1,154	985	(8)	821	(0.9)%	820

Odyssey Re Holdings Corp.
Financial Report

OdysseyRe®

SELECTED FINANCIAL DATA

The following selected financial data should be read in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes that are included in this Annual Report. Financial information in the table reflects the results of operations and financial position of OdysseyRe. The results for the year ended December 31, 1999 reflect the results of Odyssey America from April 13, 1999, the date on which it was acquired by Fairfax.

The following GAAP statement of operations and balance sheet data relating to each of the years 1999 through 2003 has been derived from our annual consolidated financial statements audited by PricewaterhouseCoopers LLP, our independent accountants. Consolidated balance sheets as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003, and related notes, appear in this Annual Report beginning at page 35.

We encourage you to read the consolidated financial statements included in this Annual Report because they contain our complete financial statements for the years ended December 31, 2003, 2002 and 2001. The results of operations for the year ended December 31, 2003 are not necessarily indicative of future results.

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share data)				
GAAP Statement of Operations Data:					
Gross premiums written	$2,558,156	$1,894,530	$1,153,606	$ 862,166	$ 654,518
Net premiums written	$2,153,580	$1,631,245	$ 984,650	$ 701,334	$ 502,622
Net premiums earned	$1,965,093	$1,432,642	$ 900,537	$ 681,831	$ 508,408
Net investment income	134,115	123,028	114,600	126,593	121,169
Net realized investment gains	202,742	135,796	13,313	23,611	4,783
Total revenues	2,301,950	1,691,466	1,028,450	832,035	634,360
Losses and loss adjustment expenses	1,325,765	987,195	725,767	503,464	383,883
Acquisition costs	476,015	362,262	248,425	198,570	136,731
Other underwriting expenses	101,308	70,269	64,694	53,254	45,772
Other expense (income), net	7,912	4,985	(755)	(3,839)	(11,586)
Interest expense	12,656	8,689	5,938	—	—
Total expenses	1,923,656	1,433,400	1,044,069	751,449	554,800
Income (loss) before income taxes and cumulative effect of a change in accounting principle	378,294	258,066	(15,619)	80,586	79,560
Federal and foreign income tax provision (benefit)	129,069	86,751	(7,658)	25,795	23,526
Income (loss) before cumulative effect of a change in accounting principle	249,225	171,315	(7,961)	54,791	56,034
Cumulative effect of a change in accounting principle	—	36,862	—	—	—
Net income (loss), as reported	249,225	208,177	(7,961)	54,791	56,034
Adjustments:					
Negative goodwill	—	—	(8,348)	(8,348)	(8,348)
Goodwill	—	—	2,516	2,516	1,781
Adjusted net income (loss)[1]	$ 249,225	$ 208,177	$ (13,793)	$ 48,959	$ 49,467

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share data)				
BASIC					
Weighted average shares outstanding	64,736,830	64,744,067	57,018,497	48,000,000	40,162,000
Basic earnings (loss) per share, as reported	$ 3.85	$ 3.22	$ (0.14)	$ 1.14	$ 1.40
Adjustments:					
Negative goodwill	—	—	(0.15)	(0.17)	(0.21)
Goodwill	—	—	0.05	0.05	0.04
Adjusted basic earnings (loss) per share [1]	$ 3.85	$ 3.22	$ (0.24)	$ 1.02	$ 1.23
DILUTED					
Weighted average shares outstanding	65,110,292	65,129,726	57,018,497	48,000,000	40,162,000
Diluted earnings (loss) per share, as reported	$ 3.83	$ 3.20	$ (0.14)[2]	$ 1.14	$ 1.40
Adjustments:					
Negative goodwill	—	—	(0.15)	(0.17)	(0.21)
Goodwill	—	—	0.05	0.05	0.04
Adjusted diluted earnings (loss) per share [1]	$ 3.83	$ 3.20	$ (0.24)	$ 1.02	$ 1.23
Selected GAAP Financial Ratios:					
Losses and loss adjustment expense ratio	67.5%	68.9%	80.6%	73.9%	75.5%
Underwriting expense ratio	29.3	30.2	34.8	36.9	35.9
Combined ratio	96.8%	99.1%	115.4%	110.8%	111.4%

	December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share data)				
GAAP Balance Sheet Data:					
Total investments and cash	$4,237,248	$3,082,403	$2,659,776	$2,641,615	$2,603,242
Total assets	6,460,056	5,303,675	4,648,291	4,254,103	4,079,726
Unpaid losses and loss adjustment expenses	3,400,277	2,871,552	2,720,220	2,566,396	2,569,895
Debt obligations	376,892	206,340	200,000	—	—
Total stockholders' equity	1,390,235	1,056,083	820,872	957,875	806,336
Book value per share [3]	21.39	16.25	12.60	19.96	16.80
Dividends per share [3]	0.11	0.10	0.03	1.77	2.46

(1) Assumes retroactive implementation of SFAS Nos. 141 and 142, which relates to goodwill and negative goodwill. These statements were adopted by us on January 1, 2002.

(2) Inclusion of the unvested portion of restricted common stock granted under the Odyssey Re Holdings Corp. Restricted Share Plan would have an anti-dilutive effect on the 2001 diluted earnings per share (i.e., the diluted earnings per share would be greater than the basic earnings per share); accordingly, such shares were excluded from the calculation of the 2001 earnings per share.

(3) Based on our common stock outstanding of 64,996,166 shares as of December 31, 2003, 65,003,963 shares as of December 31, 2002, 65,142,857 shares as of December 31, 2001 and 48,000,000 shares as of December 31, 2000 and 1999.

MANAGEMENT'S FINANCIAL RESPONSIBILITY

Management is responsible for the preparation of the Company's financial statements and the other financial information in this report. This responsibility includes maintaining the integrity and objectivity of financial records and the presentation of the Company's financial statements in conformity with generally accepted accounting principles.

The Company maintains an internal control structure intended to provide, among other things, reasonable assurance that its records include the transactions of its operations in all material respects and to provide protection against significant misuse or loss of Company assets. Management believes that the internal control structure meets these objectives. The internal control structure is supported by careful selection and training of qualified personnel, written policies and procedures that communicate details of the internal control structure to the Company's worldwide activities, and by a staff of internal auditors who employ thorough auditing programs.

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. Their audit was conducted in accordance with generally accepted auditing standards, which included consideration of the Company's internal control structure. The Report of Independent Auditors appears on page 34.

The Board of Directors, acting through its Audit Committee composed solely of directors who are not employees of the Company, is responsible for determining that management fulfills its responsibilities in the financial control of operations and the preparation of financial statements. The Audit Committee appoints the independent accountants. It meets regularly with management, internal auditors, and the independent accountants. The independent accountants and internal auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, the Company's internal controls, and financial reporting matters.

Andrew A. Barnard
President and Chief Executive Officer

Charles D. Troiano
Executive Vice President and Chief Financial Officer

Overview

Odyssey Re Holdings Corp. is a Delaware domiciled company which was incorporated on March 21, 2001 to serve as the holding company for Odyssey America and its subsidiaries, Clearwater Insurance Company (formerly Odyssey Reinsurance Corporation), Hudson, Hudson Specialty, UK Holdings and Newline. On June 19, 2001, OdysseyRe sold 17,142,857 shares of its common stock in an initial public offering. In connection with this offering, we acquired all of the outstanding shares of Odyssey America from subsidiaries of Fairfax, our ultimate majority stockholder, for an aggregate consideration of $988.8 million, consisting of $233.6 million in cash, a $200.0 million term note and 48 million shares of our common stock. The acquisition has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the consolidated financial statements of Odyssey America and its subsidiaries have become our historical financial information. On September 10, 2002, we acquired 56.0% of the common stock of First Capital Insurance Ltd., a Singapore insurance company, and subsequently contributed First Capital to Odyssey America. During the second quarter of 2003, Odyssey America increased its ownership in First Capital to 97.7%. On January 1, 2004, Odyssey America contributed all of its shares of First Capital to Fairfax Asia (2003) Limited ("Fairfax Asia") in exchange for Class B non-voting shares of Fairfax Asia, representing an approximate 45%, $32.0 million, ownership interest in Fairfax Asia. Fairfax Financial Holdings Limited, a Canadian financial services company, our majority stockholder, owns the controlling interest in Fairfax Asia.

Through our operating subsidiaries, principally Odyssey America, we are a leading United States based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer a broad range of both treaty and facultative reinsurance to property and casualty insurers and reinsurers. Treaty reinsurance involves the reinsurance of a specific line or class of business for an insurance company pursuant to an agreement or treaty. Facultative reinsurance involves the reinsurance of a specific policy as opposed to a line or class of business. We also write specialty and non-traditional lines of reinsurance, including professional liability, marine and aerospace. OdysseyRe also underwrites specialty insurance business through Newline and Hudson. Effective January 1, 2003, we commenced, on a new and renewal basis, underwriting medical malpractice and hospital professional liability insurance through a Healthcare unit located principally in Napa, California. During 2003, we reinsured this business through a 100% quota share agreement with an affiliate. On October 28, 2003, we acquired an excess and surplus lines insurance company, Hudson Specialty, which, in 2004, will serve as the main platform for the Healthcare business. The Healthcare business is included in our U.S. Insurance division.

Throughout 2002 and continuing into 2003, we experienced growth opportunities in a number of areas, evidenced by our increase in gross premiums written of $663.7 million, or 35.0%, to $2.6 billion for the year ended December 31, 2003 from $1.9 billion for the year ended December 31, 2002. Improved pricing, industry consolidations and a series of catastrophic events, both in the United States and globally, have all contributed to our growth. We have opportunistically expanded in certain classes of business and in each of our geographic business segments. Our non-United States operations, including Newline, accounted for 41.5% of our premium volume for 2003. For the years ended December 31, 2003 and 2002, our net premiums written were $2.2 billion and $1.6 billion, respectively, and our net income was $249.2 million and $208.2 million (which included a cumulative effect of a change in accounting principle of $36.9 million for 2002), respectively. As of December 31, 2003, we had total assets of $6.5 billion and total stockholders' equity of $1.4 billion.

The property and casualty reinsurance and insurance industries use the combined ratio as a measure of underwriting profitability. The GAAP combined ratio is the sum of losses and loss adjustment expenses incurred as a percentage of net premiums earned plus underwriting expenses, which include acquisition costs and other underwriting expenses, as a percentage of net premiums earned. The combined ratio reflects only underwriting results, and does not include income from investments. Underwriting profitability is subject to significant fluctuations due to competition, catastrophic events, economic and social conditions, foreign currency fluctuations and other factors. Our combined ratio was 96.8% for the year ended December 31, 2003, a decrease of 2.3 percentage points from the 99.1% combined ratio for the year ended December 31, 2002. This continued underwriting profitability is a direct result of our underwriting actions, including improvements in pricing as well as terms and conditions, and our opportunistic expansion into better performing lines of business.

We operate our business through four divisions, the Americas, EuroAsia, London Market, and U.S. Insurance, which are based principally on geographic regions.

The Americas division is our largest division and writes casualty, surety and property treaty, and facultative casualty reinsurance in the United States and Canada, and primarily treaty and facultative property reinsurance in Central and South America. The Americas division is comprised of three units, the United States, Canada, and Latin America, with two offices in New York City, and offices located in Stamford, Mexico City, Miami, Santiago and Toronto.

The EuroAsia division operates out of four offices, with principal offices in Paris and Singapore. The EuroAsia business consists of international reinsurance business which is geographically dispersed, mainly throughout the European Union, followed by Japan, Eastern Europe, the Pacific Rim, and the Middle East. The EuroAsia division has been successful in taking advantage of the rate increases throughout its international scope of operations and in creating new market opportunities by leveraging its long-term ceding company and broker relationships. The business underwritten by First Capital is also included in the EuroAsia division.

The London Market division is comprised of our Lloyd's of London business, in which we participate through our 100% ownership of Newline which in turn owns and manages Syndicate 1218, and our London branch office. Our Lloyd's membership provides strong brand recognition, extensive broker and direct distribution channels and worldwide licensing, including the ability to write primary business on an excess and surplus lines basis in the United States. The London Market division in general, and Newline in particular, has experienced a resurgence of opportunities from domestic and international business. The London Market division writes insurance and reinsurance business worldwide principally through brokers.

The U.S. Insurance division is comprised of specialty program insurance business underwritten by Hudson and Hudson Specialty. Effective January 1, 2003, we commenced, on a new and renewal basis, underwriting medical malpractice and hospital professional liability business through the Healthcare unit located principally in Napa, California. In 2003, we reinsured this business through a 100% quota share agreement with an affiliate, and will underwrite this business directly through Hudson Specialty in 2004.

Revenues

We derive our revenues from two principal sources: premiums from insurance and reinsurance assumed, net of premiums ceded (net premiums written); and income from investments. Net premiums written are earned (net premiums earned) as they are credited to revenue over the terms of the underlying contracts or certificates inforce. The relationship between net premiums written and net premiums earned will, therefore, vary depending generally on the volume and inception dates of the business assumed and ceded and the mix of such business between proportional and excess of loss reinsurance.

Consistent with our significant accounting policies, we utilize estimates in establishing premiums written, the corresponding acquisition expenses and unearned premium reserves for our reinsurance business. These estimates are required to reflect differences in the timing of the receipt of accounts from the ceding company and the actual due dates of the accounts at the close of each accounting period.

Premium estimates, the corresponding acquisition expenses and unearned premium reserves are established on a contract level for any significant accounts due but not rendered by the ceding company at the end of each accounting period. The estimated ultimate premium for the contract, actual accounts rendered by the ceding company, and our own experience on the contract are considered in establishing the estimate at the end of each accounting period.

The change in these estimates is reflected in the revenue account at the end of each accounting period. These estimates are considered "critical accounting estimates", because changes in these estimates can materially affect net income.

Expenses

We determine our reserve for unpaid losses and loss adjustment expenses based on the evaluation of our in-house claims department of the reports and individual case estimates received from ceding companies for reinsurance business or the estimates advised by our outside claims adjusters for insurance business. We use generally accepted actuarial methodologies to determine a reserve for losses incurred but not reported ("IBNR") on the basis of our historical experience and other estimates. We review the reserves continually and changes in estimates are reflected in the operating results of the period in which they become known. Accordingly, losses and loss adjustment expenses are charged to income in the calendar year they are incurred.

Upon receipt of a notice of claim from the ceding company, we establish our own case reserve for the estimated amount of the ultimate settlement, if any. Case reserves usually are based upon the amount of reserves recommended by the ceding company and may be supplemented by additional amounts as deemed necessary by our claims staff. In certain instances, we establish case reserves even when the ceding company does not report any liability to the reinsurer.

We also establish reserves to provide for incurred but unreported claims and the estimated expenses of settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process, known as loss adjustment expenses. We calculate incurred but not reported losses and loss adjustment expense reserves by using generally accepted actuarial reserving techniques to project the ultimate liability for losses and loss adjustment expenses. We periodically revise such reserves to adjust for changes in the expected loss development pattern over time.

Losses and loss adjustment expenses, net of related reinsurance recoverables, are charged to income as incurred. Unpaid losses and loss adjustment expenses comprise the accumulation of case reserves and incurred but not reported reserves. Provisions for inflation and "social inflation" (e.g., awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) are implicitly considered in the overall reserve setting process as an element of the numerous judgments which are made as to expected trends in average claim severity. Legislative changes may also affect our liabilities, and evaluation of the impact of such changes is made in the reserve setting process.

Our reserves for losses and loss adjustment expenses are estimates of amounts required to pay reported and unreported claims and related loss adjustment expenses. We believe the estimate of these reserves is a "critical accounting estimate" because changes in these reserves can materially affect net income. The estimates are based on assumptions related to the ultimate cost to settle these claims. Our reserves for losses and loss adjustment expenses are determined in accordance with sound actuarial practices. However, the inherent uncertainties of estimating reserves are greater for reinsurers than for primary insurers, due to the diversity of development patterns among different types of reinsurance contracts and the necessary reliance on ceding companies for information regarding reported claims. As a result, we cannot be sure that our ultimate liability will not exceed amounts we have reserved. As of December 31, 2003, our estimate of these liabilities net of reinsurance recoverables was $2,341.7 million, and as of December 31, 2002 was $1,844.6 million.

Acquisition costs consist principally of commissions and brokerage expenses incurred on business written under reinsurance contracts or certificates and insurance policies. These costs are deferred and amortized over the period in which the related premiums are earned. Commission adjustments are accrued based on the underwriting profitability of the business produced. Deferred acquisition costs are limited to their estimated realizable value, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts or certificates, all based on our historical experience. The methods of making such estimates and establishing the deferred costs are continually reviewed by the Company, and any adjustments are made in the accounting period in which the adjustment arose. We believe the estimate of these deferred acquisition costs is a "critical accounting estimate", because changes in these estimates can materially effect net income.

Other underwriting expenses consist of cost of operations associated with our underwriting activities. These expenses include compensation, rent, and all other general expenses allocated to our underwriting activity and exclude any investment or claims related expenses.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Premiums Written. Gross premiums written for the year ended December 31, 2003 increased by $663.7 million, or 35.0%, to $2.6 billion from $1.9 billion for the year ended December 31, 2002. Insurance and reinsurance market conditions improved substantially on a global basis the past two years, providing the key factor for growth. The increase in premium volume is attributable to increases in the Americas division of $232.4 million, or 19.5%, the EuroAsia division of $149.5 million, or 57.8%, the London Market division of $122.6 million, or 38.9% and the U.S. Insurance division of $165.2 million, or 98.0%.

On an overall basis, for the year ended December 31, 2003, total reinsurance gross premiums written increased by $404.4 million, or 25.9%, to $2.0 billion from $1.6 billion for the year ended December 31, 2002. Included in this amount is an increase in property treaty business of $161.6 million (31.0%), and casualty treaty business of $158.9 million (20.9%). Insurance gross premiums written for the year ended December 31, 2003 were $634.9 million, compared to $369.5 million for the year ended December 31, 2002, a 71.8% increase.

The Americas division accounted for $1,421.4 million, or 54.7%, of our gross premiums written for the year ended December 31, 2003, an increase of $232.4 million, or 19.5%, compared to $1,189.0 million, or 61.6%, of our gross premiums written for the year ended December 31, 2002. Gross premiums written by the United States unit for the year ended December 31, 2003 were $1,188.0 million, an increase of $163.9 million, or 16.0%, compared to $1,024.1 million for the year ended December 31, 2002. Gross premiums written by the Latin America unit for the year ended December 31, 2003 were $149.7 million, an increase of $32.9 million, or 28.2%, compared to $116.8 million for the year ended December 31, 2002. The Canadian unit had gross premiums written of $79.6 million for the year ended December 31, 2003, an increase of $38.8 million, or 95.1%, compared to $40.8 million for the year ended December 31, 2002.

The increase in the Americas division gross premiums written for the year ended December 31, 2003 compared to 2002, is comprised of increases in treaty property business of $67.1 million (22.0%), treaty casualty business of $122.0 million (17.4%), other treaty business of $10.8 million (15.4%) and facultative reinsurance of $32.5 million (28.9%).

For the year ended December 31, 2003, the EuroAsia division had gross premiums written of $408.1 million, or 15.7%, of our gross premiums written, an increase of $149.4 million, or 57.8%, compared to $258.6 million, or 13.4%, of our gross premiums written for the year ended December 31, 2002. Opportunities in our EuroAsia division have increased due to catastrophe losses, competitor withdrawals and asset impairments, particularly in Europe. For the years ended December 31, 2003 and 2002, our Paris office had gross premiums written of $299.9 million and $186.7 million, respectively, an increase of $113.2 million, or 60.6%. For the years ended December 31, 2003 and 2002, our Singapore office had gross premiums written of $90.6 million and $68.8 million, respectively, an increase of $21.8 million, or 31.7%. For the year ended December 31, 2003, First Capital had $17.6 million of direct premiums written, as compared to $3.2 million of direct premiums written for the three months ended December 31, 2002. First Capital was acquired on September 10, 2002, thus there was only one quarter's worth of results in 2002.

The increase in the EuroAsia division gross premiums written for the year ended December 31, 2003 compared to 2002, is comprised of increases in treaty property business of $89.0 million (55.4%), treaty casualty business of $19.5 million (45.9%) and all other treaty lines, principally marine, aerospace and credit, of $42.6 million (153.8%). Property facultative business decreased to $8.6 million for the year ended December 31, 2003 from $24.6 million for the year ended December 31, 2002 as we discontinued this line of business in Europe in 2003.

The London Market division generated $437.9 million, or 16.8%, of our gross premiums written for the year ended December 31, 2003 as compared to $315.3 million, or 16.3%, of our gross premiums written for the year ended December 31, 2002. Gross premiums written by the London branch for the year ended December 31, 2003 were $154.4 million, an increase of $36.9 million, or 31.4%, compared to $117.5 million for the year ended December 31, 2002. Our Lloyd's syndicate had gross premiums written of $283.5 million for the year ended December 31, 2003, an increase of $85.7 million or 43.3%, compared to $197.8 million for the year ended December 31, 2002.

The increase in the London Branch gross premiums written for the year ended December 31, 2003, compared to 2002, is comprised of increases in treaty property business of $5.4 million (9.4%), treaty casualty business of $17.5 million (104.2%) and treaty, marine and aerospace business of $14.0 million (32.2%). The Lloyd's syndicate business is principally comprised of liability insurance business.

The U.S. Insurance division accounted for $333.8 million, or 12.8%, of our gross premiums written for the year ended December 31, 2003, an increase of $165.2 million, compared to $168.6 million, or 8.7%, of our gross premiums written for the year ended December 31, 2002. For the year ended December 31, 2003, Hudson had gross premiums written of $223.2 million, an increase of $54.6 million, or 32.4%, compared to $168.6 million for the year ended December 31, 2002. The new Healthcare unit established on January 1, 2003, contributed $110.6 million of premiums written for the year ended December 31, 2003.

Ceded Premiums Written. Ceded premiums written for the year ended December 31, 2003 increased by $141.3 million, or 53.7%, to $404.6 million from $263.3 million for the year ended December 31, 2002. The increase in ceded premiums written is attributable to an increase in cessions to the whole account aggregate excess of loss covers associated with prior underwriting years in the amount of $49.3 million, the addition of the Healthcare unit in 2003 which accounted for $37.1 million of the increase, and the increase in cessions attributable to the Hudson business of $22.2 million. The remaining increase in ceded premiums written is attributable to the increase in the gross premiums written.

Net Premiums Written. Net premiums written for the year ended December 31, 2003 increased by $522.3 million, or 32.0%, to $2.2 billion from $1.6 million for the year ended December 31, 2002, consistent with the increase in gross premiums written. Net premiums written represents gross premiums written less ceded premiums written.

Net Premiums Earned. Net premiums earned for the year ended December 31, 2003 increased by $532.5 million, or 37.2%, to $2.0 billion from $1.4 billion for the year ended December 31, 2002. This increase is consistent with the increase in net premiums written as described above.

Net Investment Income. Net investment income for the year ended December 31, 2003 increased by $11.1 million, or 9.0%, to $134.1 million from $123.0 million for the year ended December 31, 2002. The net investment yield was 4.9% and 4.3% for the years ended December 31, 2003 and 2002, respectively. The increase in investment income before expenses results principally from an increase in cash and invested assets of over $1.0 billion, as well as an increase in income from our other invested assets category, which includes certain investment participations including limited investment partnerships.

Net Realized Investment Gains. Net realized investment gains for the year ended December 31, 2003 increased by $66.9 million, or 49.3%, to $202.7 million from a gain of $135.8 million for the year ended December 31, 2002. The increase in net realized gains in 2003 was primarily related to the sale of fixed income securities, which had appreciated in value.

Included in net realized investment gains for the years ended December 31, 2003 and 2002, respectively, are $58.8 and $13.0 million of realized losses on the other than temporary write-down of certain fixed income and equity securities.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses for the year ended December 31, 2003 increased by $338.6 million, or 34.6%, to $1,325.8 million from $987.2 million for the year ended December 31, 2002. The increase in losses and loss adjustment expenses is a direct result of the increase in net premiums earned and increases in net losses and loss adjustment expense reserves of $116.8 million primarily associated with accident years 1997 to 2000 for U.S. casualty business. The losses and adjustment expense ratio for the year ended December 31, 2003 was 67.5% compared to 68.9% for the year ended December 31, 2002. The improved losses and loss adjustment expense ratio reflects the general improvements in primary and reinsurance pricing.

Acquisition Costs. Acquisition costs for the year ended December 31, 2003 increased by $113.7 million, or 31.4%, to $476.0 million from $362.3 million for the year ended December 31, 2002, with the increase due to premium growth offset by a slight decrease in our acquisition cost ratio. The resulting acquisition cost ratio, i.e., acquisition expenses expressed as a percent of earned premium, was 24.2% for the year ended December 31, 2003 compared to 25.3% for the year ended December 31, 2002. The decrease in the acquisition expense ratio is attributable to the negotiation of lower commission and brokerage costs across the portfolio and mix of business, combined with the increased primary insurance underwritten during 2003, which has a lower acquisition cost ratio.

Other Underwriting Expenses. Other underwriting expenses for the year ended December 31, 2003 were $101.3 million compared to $70.3 million for the year ended December 31, 2002. The other underwriting expense ratio, expressed as a percent of premiums earned, was 5.2% for the year ended December 31, 2003, compared to 4.9% for the year ended December 31, 2002. This increase in other underwriting expenses and the related expense ratio is principally attributable to increased headcount from domestic and international expansion, increased premium taxes resulting from an increase in primary insurance premiums, and expenses associated with our Healthcare business and First Capital.

Other Expenses (Income), Net. Other expenses (income), net for the year ended December 31, 2003 was a net expense of $7.9 million compared to $5.0 million for the year ended December 31, 2002. The other expense (income), net for the years ended December 31, 2003 and 2002, is primarily comprised of the operating expenses of the holding company.

Interest Expense. We incurred interest expense related to debt obligations of $12.7 million for the year ended December 31, 2003, compared to $8.7 million for the year ended December 31, 2002. The 2003 expense includes a full year's interest on our 4.375% convertible senior debentures due 2022, which were issued in June 2002, while only six months of expense is reflected in 2002. During the fourth quarter of 2003, we issued $225.0 million of our senior notes due November 1, 2013 (and prepaid $50.0 million of our senior notes due November 30, 2006) which contributed an additional $2.6 million of interest expense during 2003.

Federal and Foreign Income Tax Provision. Our federal and foreign income tax provision for the year ended December 31, 2003 increased by $42.3 million to $129.1 million, from $86.8 million for the year ended December 31, 2002, as a result of the increase in operating income.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Gross Premiums Written. Gross premiums written for the year ended December 31, 2002 increased by $740.9 million, or 64.2%, to $1.9 billion from $1.2 billion for the year ended December 31, 2001. Insurance and reinsurance market conditions improved substantially on a global basis the past two years, providing the key factor for growth. The increase in premium volume is attributable to increases in the Americas division of $357.6 million, or 43.0%, the EuroAsia division of $112.1 million, or 76.5%, London Market division of $149.4 million or 90.1% and the U.S. Insurance division of $111.8 million or 196.8%.

The Americas division accounted for $1,189.0 million, or 61.6%, of our gross premiums written for the year ended December 31, 2002, an increase of $357.6 million, or 43.0%, compared to $831.4 million, or 72.1%, of our gross premiums written for the year ended December 31, 2001. Gross premiums written by the United States unit for the year ended December 31, 2002 were $1,024.1 million, an increase of $305.8 million, or 42.6%, compared to $718.3 million for the year ended December 31, 2001. Gross premiums written by the Latin America unit for the year ended December 31, 2002 were $116.8 million, an increase of $44.5 million, or 61.5%, compared to $72.3 million for the year ended December 31, 2001. The Canadian unit had gross premiums written of $40.8 million for the year ended December 31, 2002, an increase of $24.4 million, or 148.8%, compared to $16.4 million for the year ended December 31, 2001.

The increase in the Americas division is comprised of increases in treaty property excess of loss of $31.4 million, proportional property of $52.5 million, casualty excess of loss of $58.9 million, proportional casualty of $128.8 million, marine and aerospace, surety and credit and miscellaneous lines of $42.4 million and facultative reinsurance of $43.6 million.

For the year ended December 31, 2002, the EuroAsia division had gross premiums written of $258.6 million, or 13.4%, of our gross premiums written, an increase of $112.1 million, or 76.5%, compared to $146.5 million, or 12.7%, of our gross premiums written for the year ended December 31, 2001. Opportunities in our EuroAsia division have increased due to catastrophe losses, competitor withdrawals and asset impairments, particularly in Europe. For the years ended December 31, 2002 and 2001, our Paris office had gross premiums written of $186.7 million and $109.6 million, respectively, an increase of $77.1 million, or 70.3%. For the years ended December 31, 2002 and 2001, our Singapore office had gross premiums written of $68.8 million and $36.9 million, respectively, an increase of $31.9 million, or 86.4%. For the year ended December 31, 2002, First Capital had $3.2 million of direct premiums written. First Capital was acquired on September 10, 2002, thus there was only one quarter's worth of results in 2002.

The increase in the EuroAsia division is comprised of increases in treaty property excess of loss of $31.5 million, proportional property of $52.9 million, casualty excess of loss of $10.9 million, marine and aerospace of $9.7 million, surety and credit of $3.9 million, facultative of $2.9 million and First Capital of $3.2 million. These increases were offset by a decrease in casualty proportional of $2.8 million.

The London Market division generated $315.3 million, or 16.3%, of our gross premiums written for the year ended December 31, 2002 as compared to $165.9 million, or 14.4%, of our gross premiums written for the year ended December 31, 2001. Gross premiums written by the London branch for the year ended December 31, 2002 were $117.5 million, an increase of $83.5 million, or 245.6%, compared to $34.0 million for the year ended December 31, 2001. Our Lloyd's syndicate had gross premiums written of $197.8 million for the year ended December 31, 2002, an increase of $65.9 million or 50.0%, compared to $131.9 million for the year ended December 31, 2001. During 2002 there was a shift in writing certain treaty business between the branch and the syndicate. On an overall basis gross premiums written for treaty business increased in 2002 to $151.6 million or a 35.4% increase compared to 2001 of $112 million. Liability lines written by the syndicate was $163.7 million an increase of over 200% compared to 2001 of $53.9 million.

The U.S. Insurance division which is comprised of Hudson specialty program business accounted for $168.6 million, or 8.7% of our gross premiums written for the year ended December 31, 2002, an increase of $111.8 million, compared to $56.8 million, or 4.9%, of our gross premiums written for the year ended December 31, 2001. The increase in the U.S. Insurance division's gross premiums written is attributable to increases in property of $13.8 million, casualty of $28.6 million, and automobile lines of $39.4 million.

Ceded Premiums Written. Ceded premiums written for the year ended December 31, 2002 increased by $94.3 million, or 55.8%, to $263.3 million from $169.0 million for the year ended December 31, 2001. The increase in ceded premiums written is primarily attributable to the increase in gross premium volume and an increase in cessions related to our Hudson business of $61.2 million. Included in the results for the year ended December 31, 2001 were ceded premiums written of $28.8 million related to the event of September 11th.

Net Premiums Written. Net premiums written for the year ended December 31, 2002 increased by $646.5 million, or 65.7%, to $1.6 billion from $984.7 million for the year ended December 31, 2001. Net premiums written represents gross premiums written less ceded premiums written.

Net Premiums Earned. Net premiums earned for the year ended December 31, 2002 increased by $532.1 million, or 59.1%, to $1.4 billion from $900.5 million for the year ended December 31, 2001. This increase was a result of the factors listed above, and reflects an increase in unearned premiums of $198.6 million for the year ended December 31, 2002, as compared to an increase in unearned premiums of $84.1 million for the year ended December 31, 2001. This increase in unearned premiums is associated with the increase in net premiums written.

Net Investment Income. Net investment income for the year ended December 31, 2002 increased by $8.4 million, or 7.3%, to $123.0 million from $114.6 million for the year ended December 31, 2001. The net investment yield was 4.3% for each of the years ended December 31, 2002 and 2001. The increase in investment income before expenses mainly results from the increase of $422.6 million in our cash and invested assets.

Net Realized Investment Gains. Net realized investment gains for the year ended December 31, 2002 increased by $122.5 million, to $135.8 million from a gain of $13.3 million for the year ended December 31, 2001. The increase in net realized gains in 2002 was primarily related to the sale of fixed income securities, which generated gains as we realized the benefits of the appreciation in the portfolio due to the decline in interest rates, which hit levels not experienced in 40 years.

Included in net realized investment gains for the year ended December 31, 2002 is $13.0 million of realized losses on the other than temporary write-down of certain fixed income and equity securities.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses for the year ended December 31, 2002 increased by $261.4 million, or 36.0%, to $987.2 million from $725.8 million for the year ended December 31, 2001. The increase in losses is a direct result of the increase in net premiums earned. The losses and loss adjustment expense ratio for the year ended December 31, 2002 was 68.9% compared to 80.6% for the year ended December 31, 2001. The improved losses and loss adjustment expense ratio reflects the general improvements in primary and reinsurance pricing. Excluding the effects of the event of September 11th and Enron, the losses and loss adjustment expense ratio was 69.7% for the year ended December 31, 2001.

Acquisition Costs. Acquisition costs for the year ended December 31, 2002 were $362.3 million compared to $248.4 million for the year ended December 31, 2001 with the increase due to the premium growth. The resulting acquisition cost ratio, i.e., acquisition expenses expressed as a percent of earned premium, was 25.3% for the year ended December 31, 2002 compared to 27.6% for the year ended December 31, 2001. A decrease in acquisition expense ratio of 2.3 percentage points is attributable to the negotiation of lower commission and brokerage costs across the portfolio and mix of business. Excluding the event of September 11th, the acquisition costs for the year ended December 31, 2001 were $239.2 million and the resulting acquisition cost ratio was 26.3%.

Other Underwriting Expenses. Other underwriting expenses for the year ended December 31, 2002 were $70.3 million compared to $64.7 million for the year ended December 31, 2001. The other underwriting expense ratio, expressed as a percent of premiums earned, was 4.9% for the year ended December 31, 2002, compared to 7.2% for the year ended December 31, 2001. This ratio has decreased significantly during 2002 because our other underwriting expenses have increased at a much lower rate than our premiums earned.

Other Expenses (Income), Net. Other expenses (income), net for the year ended December 31, 2002 was a net expense of $5.0 million compared to $0.8 million of net income for the year ended December 31, 2001.

The other expense (income), net for the year ended December 31, 2002 is primarily comprised of the operating expenses of the holding company, since goodwill is no longer amortized. The major component of other expense (income), net, in 2001 was the amortization of goodwill, which consists of the negative goodwill associated with the purchase of Clearwater amortized over a ten-year period at $8.3 million per year, and the amortization of positive goodwill associated with the purchase of Odyssey America amortized over a ten-year period at $2.5 million per year.

Interest Expense. We incurred interest expense related to debt obligations of $8.7 million for the year ended December 31, 2002, as opposed to $5.9 million for the year ended December 31, 2001. We entered into our debt obligations in the latter part of June 2001, and therefore the 2001 period reflects a lower interest expense.

Combined Ratio. Our combined ratio, which is the sum of the losses and loss adjustment expense ratio, acquisition ratio and other underwriting expense ratio was 99.1% for the year ended December 31, 2002, a decrease of 16.3 percentage points from 115.4% for the year ended December 31, 2001. Excluding the effects of the event of September 11th and Enron, our combined ratio was 103.1% for the year ended December 31, 2001. Our combined ratio improved due to the significantly better operating conditions in the primary and reinsurance segments of the industry.

Federal and Foreign Income Tax Provision. Our federal and foreign income tax provision for the year ended December 31, 2002 increased by $94.5 million to a tax provision of $86.8 million as a result of the increase in operating income. We recognized a tax benefit of $7.7 million for the year ended December 31, 2001 due to the effects of the event of September 11th and Enron.

Liquidity and Capital Resources

Our stockholders' equity increased by $334.2 million, or 31.6%, to $1.4 billion as of December 31, 2003 from $1.1 billion as of December 31, 2002. The increase was mainly attributable to net income of $249.2 million, an increase in accumulated other comprehensive income, net of deferred taxes of $90.7 million, the amortization of restricted stock of $1.1 million offset by dividends paid to stockholders of $6.9 million for the year ended December 31, 2003.

Our liquidity requirements are principally met on a short-term and long-term basis by cash flows from operating activities, which principally result from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting and investment expenses. Cash provided by operations was $564.1 million for the year ended December 31, 2003. The increase in premium collections is directly attributable to the increase in premium volume realized since the latter part of calendar year 2001, which occurred as a result of substantially improved market conditions. Each of our business segments contributed to the improvement in our operating cash flow. Cash provided by operations for the year ended December 31, 2002 amounted to $214.2 million.

Total cash provided by investing activities for the year ended December 31, 2003 was $359.1 million compared to cash used by investing activities of $93.3 million for the year ended December 31, 2002. The increase in cash proceeds from investing activities is mainly due to a change in the mix of short-term investments and cash and cash equivalents. Cash and cash equivalents were $1,588.7 million and $484.7 million, as of December 31, 2003 and 2002, respectively. The increase in cash and cash equivalents resulted from us selling longer term securities to realize capital gains during 2003 and the second half of 2002. A significant portion of the proceeds from these sales have been invested in shorter term securities. It is anticipated that our cash and cash equivalents will remain at high levels over the near term, pending re-investment on a basis consistent with our long-term value oriented investment philosophy. Cash and short-term investments are maintained for liquidity purposes and represented 42.6% and 21.9% as of December 31, 2003 and December 31, 2002, respectively, of total financial statement investments and cash on such dates. Total fixed income securities were $1.6 billion as of December 31, 2003. Total investments and cash amounted to $4.2 billion as of December 31, 2003, an increase of $1.2 billion compared to December 31, 2002. The fixed income securities portfolio has a weighted average of AA security rating as measured by Standard and Poor's.

An additional source of funds for OdysseyRe is the dividend capacity of its subsidiary, Odyssey America. During 2004, Odyssey America can pay dividends to us of $178.7 million, without prior regulatory approval.

During the fourth quarter of 2003, we issued $225.0 million aggregate principal amount of senior notes due November 1, 2013. The issue was sold at a discount of $0.4 million, which is being amortized over the life of the notes. Interest accrues on the senior notes at a fixed rate of 7.65%, which is due semi-annually on May 1st and November 1st. The senior notes are redeemable at a premium, prior to maturity, at our discretion. We used the proceeds from this offering to prepay $50.0 million aggregate principal amount of the 7.49% senior notes due November 30, 2006 and to contribute $165.0 million of additional capital to Odyssey America. The remainder will be used for general corporate purposes.

In June 2002, we issued $110.0 million aggregate principal amount of 4.375% convertible senior debentures ("Convertible Debt") due 2022. The Convertible Debt is redeemable at our option beginning on June 22, 2005. Each holder of Convertible Debt may, at its option, require us to repurchase all or a portion of its Convertible Debt on June 22, 2005, 2007, 2009, 2012 and 2017. Under certain circumstances, each Convertible Debt holder can convert its Convertible Debt, into 46.9925 shares of OdysseyRe common stock for every $1,000 principal amount of the Convertible Debt; however, as of December 31, 2003, the Convertible Debt was not convertible, in accordance with the terms of the indenture under which the Convertible Debt was issued. The Convertible Debt is reflected on our balance sheet at a value of $110.0 million, the aggregate principal amount of Convertible Debt outstanding.

In December 2001, we issued $100.0 million aggregate principal amount of senior notes, pursuant to a private placement, due November 30, 2006. Interest accrues on the 7.49% senior notes at a fixed interest rate of 7.49%, which is due semi-annually on May 31st and November 30th. The 7.49% senior notes are redeemable at a premium, prior to maturity, at our option. In November 2003 and June 2002, we prepaid $50.0 million and $10.0 million, respectively, aggregate principal amount of 7.49% senior notes. Immediately following the issuance of the 7.49% senior notes, we entered into an interest rate swap agreement, with Bank of America N.A., that effectively converted the fixed 7.49% interest rate into a variable interest rate of London Interbank Offered Rate ("LIBOR") plus 263 basis points. In May 2003, we sold the variable interest rate instrument for a gain of $6.4 million. The gain has been capitalized and is being amortized over the remaining life of the 7.49% senior notes. In conjunction with the early extinguishment of $50.0 million of 7.49% senior notes, $3.0 million of the capitalized gain was immediately realized. As of December 31, 2003, the aggregate principal amount of 7.49% senior notes outstanding was $40.0 million and the remaining capitalized gain is $2.3 million.

Through Odyssey UK Holdings Corp., Odyssey America became a limited liability participant in the Lloyd's market in 1997. In order to continue underwriting at Lloyd's, Odyssey America has established a clean irrevocable letter of credit and a deposit trust account in favor of the Society and Council of Lloyd's. As of December 31, 2003, Odyssey America had pledged U.S. Treasuries in the amount of $120.7 million in support of a letter of credit and $142.7 million in a deposit trust account in London. The letter of credit and deposit trust account effectively secure the future contingent obligations of Odyssey UK Holding Corp. should the Lloyd's underwriting syndicate in which Odyssey America participates incur net losses. Odyssey America's contingent liability to the Society and Council of Lloyd's is limited to the aggregate amount of the letter of credit and the deposit trust account.

On February 12, 2004, our Board of Directors declared a quarterly cash dividend of $0.03125 per share to be paid on or before March 31, 2004 to all stockholders of record as of March 17, 2004. During each of the first three quarters of 2003, our Board of Directors declared a dividend of $0.025 per common share. Approximately $1.6 million in dividends was paid in each quarter. On November 18, 2003, our Board of Directors declared a cash dividend of $0.03125 per share. The total dividend of approximately $2.0 million was paid on December 31, 2003.

Credit Ratings

Rating agencies assess the claims-paying ability of reinsurers and their ratings represent independent opinions of financial strength and ability to meet policyholder obligations. These ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. In addition, the rating of a company purchasing reinsurance may be adversely affected by an unfavorable rating of its reinsurer. A reduction in our financial strength ratings could limit or prevent us from writing new reinsurance or insurance policies. Our financial strength ratings as of December 31, 2003 were: A.M. Best Company: "A" (Excellent); and Standard & Poor's rating services: "A–" (Strong).

Market Sensitive Instruments

The term market risk refers to the risk of loss arising from adverse changes in market rates and prices.

We believe that we are principally exposed to four types of market risk related to our investment operations. These risks are interest rate risk, credit risk, equity price risk and foreign currency risk.

All market sensitive instruments discussed here relate to our investment assets which are classified as available for sale. As of December 31, 2003, our $4.2 billion investment portfolio is comprised of $1.6 billion of fixed income securities that are subject primarily to interest rate risk and credit risk.

Interest Rate Risk

The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as of December 31, 2003 and December 31, 2002, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. This analysis was performed on each security individually.

	As of December 31, 2003			As of December 31, 2002		
Percent Change in Interest Rates	**Fair Value of Fixed Income Portfolio**	**Hypothetical $ Change**	**Hypothetical % Change**	**Fair Value of Fixed Income Portfolio**	**Hypothetical $ Change**	**Hypothetical % Change**
			(dollars in millions)			
200 basis point rise	$1,386.8	$(210.9)	(13.2)%	$1,681.2	$(311.4)	(15.6)%
100 basis point rise	1,487.2	(110.5)	(6.9)	1,819.5	(173.1)	(8.7)
Base Scenario	1,597.7	—	—	1,992.6	—	—
100 basis point decline	1,748.7	151.0	9.5	2,236.7	244.1	12.3
200 basis point decline	1,916.4	318.7	19.9	2,509.9	517.3	26.0

The preceding table indicates an asymmetric market value response to equivalent basis point shifts, up and down in interest rates. This partly reflects exposure to fixed income securities containing a put feature. In total these securities represent approximately 5% and 23% of the fair market value of the total fixed income portfolio as of December 31, 2003 and December 31, 2002, respectively. The asymmetric market value response reflects our ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).

As of December 31, 2003, we had gross unrealized appreciation on our entire investment portfolio of $169.6 million, which is offset by gross unrealized depreciation of $56.1 million.

Disclosure about Limitations of Interest Rate Sensitivity Analysis

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Credit Risk

We have exposure to credit risk primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase.

As of December 31, 2003 and December 31, 2002, 83.6% and 88.6%, respectively, of our fixed income securities portfolio consisted of securities rated investment grade, with 16.4% and 11.4%, respectively, rated below investment grade.

We believe that this concentration in investment grade securities reduces our exposure to credit risk on these fixed income investments to an acceptable level.

Equity Price Risk

As of December 31, 2003 and December 31, 2002, 13.3% and 8.2%, respectively, of our investment and cash portfolio, was in common stocks (unaffiliated and affiliated). Marketable equity securities, which represented approximately 12.2% and 7.2% on December 31, 2003 and 2002, respectively, of our investment and cash portfolio, are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. A 10% decline in the price of each of these marketable equity securities would result in a decline of $51.5 million and $22.2 million as of December 31, 2003 and 2002, respectively in the fair value of the total investment portfolio.

Foreign Currency Risk

Through investment in securities denominated in foreign currencies, we are exposed to foreign (non-U.S.) currency risk. Foreign currency exchange rate risk is the potential for loss in market value owing to a decline in the U.S. dollar value of these investments due to a decline in the exchange rate of the foreign currency in which these assets are denominated. As of December 31, 2003 and December 31, 2002, our total exposure to foreign denominated securities in U.S. dollar terms was approximately $816.4 million and $541.5 million, respectively, or 18.9% and 17.6%, respectively, of our investment portfolio, including cash and cash equivalents. The primary foreign currency exposure was in Canadian dollar denominated securities, which represented 5.4% and 7.6% as of December 31, 2003 and December 31, 2002, respectively, of our investment portfolio, including cash and cash equivalents. As of December 31, 2003, the potential impact of a 10% decline in each of the foreign exchange rates on the valuation of investment assets denominated in those respective foreign currencies would result in a total $81.6 million dollar decline in the fair value of the total investment portfolio.

Accounting Pronouncements

Financial accounting standards and the related pronouncements that have been issued but are not yet effective will not have a material impact on our financial position, operations or cash flows.

Off-Balance Sheet Arrangements

We have certain business arrangements with affiliated companies that have financial implications. A description of these arrangements are provided in note 12 of our consolidated financial statements included in this Annual Report.

Disclosure of Contractual Obligations

The following table provides a payment schedule of present and future obligations (in thousands):

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations					
Long-Term Debt Obligations:					
Principal	$375,000	$ —	$ 40,000	$ —	$335,000
Interest	272,603	25,069	50,042	44,050	153,442
Capital Leases Obligations	—	—	—	—	—
Operating Leases Obligations	26,971	6,797	16,497	1,722	1,955
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—
Total	$674,574	$31,866	$106,539	$45,772	$490,397

For further detail on our long term debt principal and interest payments, see note 17 of our consolidated financial statements included in this Annual Report.

For further detail on our operating lease payments see note 12 of our consolidated financial statements included in this Annual Report.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Odyssey Re Holdings Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Odyssey Re Holdings Corp. and its subsidiaries at December, 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management, our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard 142, "Goodwill and Other Intangible Assets".

PricewaterhouseCoopers LLP

New York, New York
February 2, 2004

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(In thousands, except share amounts)	
ASSETS		
Investments and cash:		
Fixed income securities, at fair value (amortized cost $1,605,378 and $1,964,758, respectively)	$1,597,688	$1,992,574
Redeemable preferred stock, at fair value (cost $13,398)	—	12,694
Equity securities:		
Common stocks, at fair value (cost $376,215 and $146,028, respectively)	447,700	152,560
Common stocks, at equity	117,489	101,021
Short-term investments, at cost which approximates fair value	218,208	189,161
Other invested assets	267,504	149,649
Cash and cash equivalents	1,588,659	484,744
Total investments and cash	4,237,248	3,082,403
Investment income due and accrued	21,668	26,358
Reinsurance balances receivable	499,680	430,491
Reinsurance recoverables on loss payments	83,448	80,473
Reinsurance recoverables on unpaid losses	1,058,623	1,026,979
Prepaid reinsurance premiums	110,881	92,525
Funds held by ceding insurers	124,464	112,747
Deferred acquisition costs	168,289	128,890
Federal and foreign income taxes	71,183	107,029
Other assets	84,572	215,780
Total assets	$6,460,056	$5,303,675
LIABILITIES		
Unpaid losses and loss adjustment expenses	$3,400,277	$2,871,552
Unearned premiums	819,840	602,562
Debt obligations	376,892	206,340
Reinsurance balances payable	121,457	108,257
Funds held under reinsurance contracts	199,763	238,233
Other liabilities	151,592	220,648
Total liabilities	5,069,821	4,247,592
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value; 200,000,000 shares authorized; 0 shares issued	—	—
Common stock, $0.01 par value; 500,000,000 shares authorized; 65,142,857 shares issued	651	651
Additional paid-in capital	793,586	793,334
Treasury stock, at cost (146,691 and 138,894 shares, respectively)	(2,549)	(2,305)
Unearned compensation	(3,439)	(4,572)
Accumulated other comprehensive income, net of deferred income taxes	112,430	21,736
Retained earnings	489,556	247,239
Total stockholders' equity	1,390,235	1,056,083
Total liabilities and stockholders' equity	$6,460,056	$5,303,675

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,		
	2003	2002	2001
	(In thousands, except share amounts)		
REVENUES			
Gross premiums written	$ 2,558,156	$ 1,894,530	$ 1,153,606
Ceded premiums written	404,576	263,285	168,956
Net premiums written	2,153,580	1,631,245	984,650
Increase in unearned premiums	(188,487)	(198,603)	(84,113)
Net premiums earned	1,965,093	1,432,642	900,537
Net investment income	134,115	123,028	114,600
Net realized investment gains	202,742	135,796	13,313
Total revenues	2,301,950	1,691,466	1,028,450
EXPENSES			
Losses and loss adjustment expenses	1,325,765	987,195	725,767
Acquisition costs	476,015	362,262	248,425
Other underwriting expenses	101,308	70,269	64,694
Other expense (income), net	7,912	4,985	(755)
Interest expense	12,656	8,689	5,938
Total expenses	1,923,656	1,433,400	1,044,069
Income (loss) before income taxes and cumulative effect of a change in accounting principle	378,294	258,066	(15,619)
Federal and foreign income tax provision (benefit):			
Current	141,660	6,593	5,523
Deferred	(12,591)	80,158	(13,181)
Total federal and foreign income tax provision (benefit)	129,069	86,751	(7,658)
Income (loss) before cumulative effect of a change in accounting principle	249,225	171,315	(7,961)
Cumulative effect of a change in accounting principle	—	36,862	—
NET INCOME (LOSS)	$ 249,225	$ 208,177	$ (7,961)
BASIC			
Weighted average shares outstanding	64,736,830	64,744,067	57,018,497
Basic earnings (loss) per share	$ 3.85	$ 3.22	$ (0.14)
DILUTED			
Weighted average shares outstanding	65,110,292	65,129,726	57,018,497
Diluted earnings (loss) per share	$ 3.83	$ 3.20	$ (0.14)
DIVIDENDS			
Dividends declared per share	$ 0.11	$ 0.10	$ 0.025
COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ 249,225	$ 208,177	$ (7,961)
Other comprehensive income, net of tax	90,694	34,721	5,005
Comprehensive income (loss)	$ 339,919	$ 242,898	$ (2,956)

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Years Ended December 31,		
	2003	2002	2001
	(In thousands, except share amounts)		
COMMON STOCK			
Balance, beginning of year	$ 651	$ 651	$ 480
Proceeds from initial public offering	—	—	171
Balance, end of year	651	651	651
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	793,334	793,334	920,220
Net effect of initial public offering	—	—	(126,886)
Net increase during the year	252	—	—
Balance, end of year	793,586	793,334	793,334
TREASURY STOCK			
Balance, beginning of year	(2,305)	—	—
Purchases during the year	(331)	(2,405)	(7,708)
Reissuance, during the year	87	100	7,708
Balance, end of year	(2,549)	(2,305)	—
UNEARNED COMPENSATION			
Balance, beginning of year	(4,572)	(5,704)	—
Issuance of restricted stock	—	—	(7,708)
Amortization during the year	1,133	1,132	2,004
Balance, end of year	(3,439)	(4,572)	(5,704)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF DEFERRED INCOME TAXES			
Balance, beginning of year	21,736	(12,985)	(17,990)
Net increase during the year	90,694	34,721	5,005
Balance, end of year	112,430	21,736	(12,985)
RETAINED EARNINGS			
Balance, beginning of year	247,239	45,576	55,165
Net income (loss)	249,225	208,177	(7,961)
Dividends to stockholders	(6,908)	(6,514)	(1,628)
Balance, end of year	489,556	247,239	45,576
TOTAL STOCKHOLDERS' EQUITY	$ 1,390,235	$ 1,056,083	$ 820,872
COMMON SHARES (SHARES OUTSTANDING)			
Balance, beginning of year	65,003,963	65,142,857	48,000,000
Issued during period	—	—	17,142,857
Net treasury shares acquired	(7,797)	(138,894)	—
Balance, end of year	64,996,166	65,003,963	65,142,857

See accompanying notes.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
	(In thousands)		
OPERATING ACTIVITIES			
Net income (loss)	$ 249,225	$ 208,177	$ (7,961)
Less: cumulative effect of a change in accounting principle	—	(36,862)	—
Income (loss) before cumulative effect of a change in accounting principle	249,225	171,315	(7,961)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Reinsurance balances and funds held, net	(109,151)	(263,666)	(17,174)
Unearned premiums	198,923	203,898	83,362
Unpaid losses and loss adjustment expenses	497,080	160,398	7,661
Federal and foreign income taxes	(13,216)	91,091	(12,286)
Other assets and liabilities, net	(6,851)	38,160	(68,699)
Deferred acquisition costs	(38,400)	(48,764)	(19,612)
Net realized investment gains	(202,742)	(135,796)	(13,313)
Bond premium amortization, net	(10,750)	(2,425)	(1,370)
Net cash provided by (used in) operating activities	564,118	214,211	(49,392)
INVESTING ACTIVITIES			
Maturities of fixed income securities	48,948	34,609	1,008
Sales of fixed income securities	4,683,504	2,422,938	424,597
Purchases of fixed income securities	(4,103,327)	(2,264,108)	(300,715)
Sales of equity securities	173,085	58,967	22,475
Purchases of equity securities	(355,679)	(113,233)	(83,042)
Purchases of other invested assets	(29,860)	(88,781)	(12,179)
(Increase) decrease in short-term investments	(18,028)	(155,809)	176,914
Acquisitions, net of cash acquired	(39,581)	12,133	—
Net cash provided by (used in) investing activities	359,062	(93,284)	229,058
FINANCING ACTIVITIES			
Dividends	(6,908)	(6,514)	(1,628)
Additional borrowings, net of acquisition costs	222,480	107,494	150,000
Repayments of principal	(50,000)	(110,000)	(150,000)
Sale of interest rate contract	8,667	—	—
Purchase of treasury stock and other	(284)	(2,305)	(7,708)
Net proceeds from public offering	—	—	51,285
Loan receivable	—	—	(1,000)
Net cash provided by (used in) financing activities	173,955	(11,325)	40,949
Effect of exchange rate changes on cash	6,780	—	—
Increase in cash and cash equivalents	1,103,915	109,602	220,615
Cash and cash equivalents, beginning of year	484,744	375,142	154,527
Cash and cash equivalents, end of year	$ 1,588,659	$ 484,744	$ 375,142
Supplemental disclosures:			
Interest paid	$ 9,006	$ 8,664	$ 5,420
Income taxes paid (recovered)	$ 142,202	$ (4,327)	$ 4,636

See accompanying notes.

1. ORGANIZATION AND BASIS OF PRESENTATION

Odyssey Re Holdings Corp. (the "Company" or "OdysseyRe") is a Delaware domiciled company which was incorporated on March 21, 2001, to serve as the holding company for its wholly owned subsidiary Odyssey America Reinsurance Corporation ("Odyssey America") and Odyssey America's subsidiaries, Clearwater Insurance Company ("Clearwater") (formerly Odyssey Reinsurance Corporation), Odyssey UK Holdings Corporation ("UK Holdings"), Newline Underwriting Management Ltd. which owns and manages a syndicate at Lloyd's, Newline Syndicate 1218 (collectively, "Newline"), Hudson Insurance Company ("Hudson") and Hudson Specialty Insurance Company (see note 3). As of December 31, 2003, Odyssey America also owned 97.7% of First Capital Insurance Ltd. ("First Capital"), a Singapore insurance company (see note 3). First Capital's balance sheet is consolidated in the Company's financial statements as of December 31, 2003 and 2002 and Hudson Specialty's balance sheet is consolidated as of December 31, 2003. First Capital's and Hudson Specialty's results of operations are consolidated in the Company's financial statements from September 10, 2002 and October 28, 2003, respectively. As of December 31, 2003, Fairfax Financial Holdings Limited ("Fairfax"), a Canadian financial services holding company, owns 80.6% of OdysseyRe.

On June 19, 2001, the Company issued 17,142,857 shares of its common stock (26% of the total shares of common stock outstanding) in an initial public offering (the "offering"). In connection with the offering, all the outstanding shares of Odyssey America were acquired by the Company from subsidiaries of Fairfax, for aggregate consideration of $988.8 million, consisting of $238.6 million in cash, $200.0 million in a term note and 48 million shares of the Company's common stock. This acquisition has been accounted for at historical cost in a manner similar to a pooling of interests. Accordingly, the consolidated financial statements of Odyssey America and its subsidiaries have become the Company's historical financial information. The Company retained $51.3 million of the net proceeds from the offering. In connection with the offering, the Company granted restricted shares of its stock to various executives and employees, as further described in note 10.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions, which could differ from actual results, that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Certain amounts have been reclassified to conform to the balance sheet presentation as of December 31, 2003.

For the years ended December 31, 2003, 2002 and 2001, the Company paid dividends of $6.9 million, $6.5 million and $1.6 million, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company are summarized below:

(a) All of the Company's fixed income securities, which include bonds, notes and redeemable preferred stocks, and equity securities, which include common stocks, are categorized as "available for sale", and are recorded at their fair value based on quoted market prices. Unrealized appreciation or depreciation of the Company's fixed income and equity securities, net of applicable deferred income taxes, is included in accumulated other comprehensive income. Unrealized losses that are deemed other than temporary are charged to operations. Short-term investments are carried at cost, which approximates fair value.

Realized investment gains or losses are determined on the basis of average cost. Investment income is recorded as earned.

Other invested assets include limited partnerships and investment funds which are accounted for under the equity method. Other invested assets also include benefit plan trust accounts which are carried at fair value.

Common stocks of affiliates are accounted for under the equity method.

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(b) Premiums are earned (net of reinsurance ceded) over the terms of the related insurance policies and reinsurance contracts or certificates. Unearned premium reserves are established for the unexpired portion of insurance policies and reinsurance contracts or certificates. Such unearned premium reserves are computed by pro rata methods based on statistical data or reports received from ceding companies. Premium estimates are based on statistical and other data with subsequent adjustments recorded in the period they become known. Premium adjustments on deposit contracts and audit premiums are accrued on an estimated basis throughout the contract or policy term. Prepaid reinsurance premiums are reported as assets.

(c) Acquisition costs (net of acquisition costs ceded), consisting principally of commissions and brokerage expenses incurred on business written under insurance policies and reinsurance contracts or certificates, are deferred and amortized over the period in which the related premiums are earned. Commission adjustments are accrued based on premiums and losses recorded by the Company. Deferred acquisition costs are limited to their estimated realizable value, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts or certificates, all based on historical experience. Realizability is determined without consideration of investment income.

(d) A purchase price in excess of net assets ("goodwill"), arising from a business combination, is tested for impairment at least annually. Goodwill is not subject to amortization. Unamortized deferred credits related to net assets acquired in excess of purchase price ("negative goodwill") arising from a prior business combination is written-off as an extraordinary item (see note 3).

(e) The reserve for unpaid losses and loss adjustment expenses is based on the evaluations of the Company's in-house claims department of the reports and individual case estimates received from ceding companies for reinsurance business or the estimates advised by the Company's outside claims adjusters for insurance business. The Company's in-house actuaries utilize generally accepted actuarial methodologies to determine a reserve for losses incurred but not reported on the basis of historical experience and other estimates. The reserves are reviewed continually during the year and changes in estimates are reflected in operating results currently. Accordingly, losses and loss adjustment expenses are charged to income as incurred. Reinsurance recoverables on unpaid losses and loss adjustment expenses are reported as assets. The Company uses tabular reserving for workers' compensation liabilities that are considered fixed and determinable and discounts such reserves using an interest rate of 3.5% and standard mortality assumptions.

The reserves for losses and loss adjustment expenses are estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on assumptions related to the ultimate cost to settle such claims. The Company's reserves for losses and loss adjustment expenses are determined in accordance with sound actuarial practices and management believes that such reserves are adequate. The inherent uncertainties of estimating reserves are greater for reinsurers than for primary insurers, due to the diversity of development patterns among different types of reinsurance contracts and the necessary reliance on ceding companies for information regarding reported claims. As a result, there can be no assurance that the ultimate liability will not exceed amounts reserved with a resulting adverse effect on the Company.

(f) On March 4, 2003, Fairfax increased its ownership interest in the Company to 80.6%. As a result, OdysseyRe and its United States subsidiaries are included in Fairfax Inc.'s, an affiliate, United States tax group. Inclusion of the Company into the Fairfax, Inc.'s tax group did not have an effect on the Company's tax position. Effective June 19, 2001, the date of the Company's initial public offering, through March 3, 2003, the Company, and its United States subsidiaries, filed a separate consolidated tax return. Prior to the offering, the Company and its United States subsidiaries were included in Fairfax Inc.'s consolidated federal income tax return. The federal income tax provision is allocated to each of the companies in the consolidated group, pursuant to a written agreement, on the basis of each company's separate return taxable income.

Deferred federal income taxes are provided for temporary differences between the financial statement and tax bases of assets and liabilities. Such differences relate principally to deferred acquisition costs, unearned premiums and unpaid losses and loss adjustment expenses.

(g) All derivative instruments are recognized as either assets or liabilities on the balance sheet and measured at their fair value. Gains or losses from changes in the derivative values are accounted for based on how the derivative is used and whether it qualifies for hedge accounting.

(h) The Company has identified its operating segments to reflect the way that management monitors and evaluates the Company's financial performance. The Company operates in four segments: Americas, EuroAsia, London Market, and U.S. Insurance. The presentation of segments for the years ended December 31, 2003, 2002 and 2001 is reflected in note 18.

(i) The Company translates the financial statements of its foreign subsidiaries to United States dollars by translating balance sheet accounts at the balance sheet date exchange rate and income statement accounts at the average exchange rate for the year. Translation gains or losses are recorded, net of deferred income taxes, as a component of comprehensive income. Foreign currency transaction gains or losses are reflected in the statement of operations in the period they are realized.

(j) Basic earnings per share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding, excluding those non-vested shares granted under the OdysseyRe Restricted Share Plan. Diluted earnings per share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding, inclusive of those vested and non-vested shares granted under the OdysseyRe Restricted Share Plan and stock options that would be assumed to be exercised on the balance sheet date. Such restricted shares and stock options are not included in the calculation of diluted earnings per share, if the effect would be anti-dilutive.

(k) In April 2002, the Company's stockholders approved the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan (the "2002 Plan"). During 2002, the Company accounted for stock-based compensation based on the intrinsic-value method prescribed in Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted under Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-Based Compensation." The Company disclosed the pro forma impact on net income had all stock compensation cost been charged to earnings in accordance with the fair value based method prescribed in SFAS 123.

Effective January 1, 2003, the Company adopted the expense recognition provisions of SFAS 123, on a prospective basis, in accordance with SFAS 148, "Accounting for Stock-Based Compensation-Transaction and Disclosure." The prospective method requires the application of the fair value based method to compensation awards granted, modified, or settled on or after the date of adoption. Accordingly, net income for the year ended December 31, 2003 reflects stock-based compensation expense related to stock options granted in 2003. The impact of adopting the recognition of SFAS 123 was not material to net income, financial condition or cash flows. Pursuant to APB 25, no stock-based compensation expense was recognized for the year ended December 2002. Had compensation cost been charged to earnings in accordance with the fair value based method as prescribed in SFAS 123 for all outstanding stock-based compensation awards (occurring both before and after adoption of the recognition provisions of SFAS 123), the Company's net income and net income per common share (on a pro forma basis) would have been as follows (in thousands, except per share amounts):

	Year Ended December 31, 2003	Year Ended December 31, 2002
As Reported:		
Net income	$249,225	$208,177
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	190	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(564)	(283)
Pro forma net income	$248,851	$207,894
Net income per common share:		
As reported:		
Basic	$ 3.85	$ 3.22
Diluted	3.83	3.20
Pro forma:		
Basic	$ 3.84	$ 3.21
Diluted	3.82	3.19

(l) Payments of claims made by the Company as a reinsurer to the broker due to a reinsured company are recorded on the Company's books as a paid loss at the time the cash is disbursed. The payment is treated as a paid claim to the reinsured. Premiums due the Company from the reinsured are recorded as receivables from the reinsured until the cash is received by the Company either directly from the reinsured or from the broker.

(m) Funds held under reinsurance treaties is an account used to record a liability arising from the Company's receipt of a deposit from a reinsurer or withholding of a portion of the premiums due as a guarantee that a reinsurer will meet its loss and other obligations. Interest generally accrues on withheld funds in accordance with contract terms.

3. BUSINESS COMBINATIONS

Effective January 1, 2002, the Company in accordance with the provisions of SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets", fully amortized its negative goodwill of $36.9 million related to the 1996 acquisition of Clearwater and reflected the amortization as a cumulative effect of a change in accounting principle in its statement of operations for the year ended December 31, 2002. SFAS 142 requires that an entity determine if goodwill or other intangible assets has an indefinite or finite useful life. Goodwill and intangible assets with indefinite useful lives will not be subject to amortization and must be tested at least annually for impairment. Management has determined that the goodwill and intangible assets of $23.2 million and $19.1 million reflected in other assets as of December 31, 2003 and December 31, 2002 respectively, were not impaired. There is no effect on the Company's federal and foreign income taxes resulting from the implementation of these accounting pronouncements.

The Company did not amortize goodwill or negative goodwill during the years ended December 31, 2003 and 2002. The retroactive effect of the implementation of SFAS Nos. 141 and 142 on net loss and basic and diluted loss per share for the year ended December 31, 2001 would be as follows (in thousands):

	Year Ended December 31, 2001
Reported net loss	$ (7,961)
Adjustments:	
Negative goodwill	(8,348)
Goodwill	2,516
Adjusted net loss	$(13,793)
Reported basic loss per share	$ (0.14)
Adjustments:	
Negative goodwill	(0.15)
Goodwill	0.05
Adjusted basic loss per share	$ (0.24)
Reported diluted loss per share	$ (0.14)
Adjustments:	
Negative goodwill	(0.15)
Goodwill	0.05
Adjusted diluted loss per share	$ (0.24)

On September 10, 2002, OdysseyRe purchased 56.0% of the issued and outstanding shares of First Capital and subsequently contributed First Capital to Odyssey America. During the second quarter of 2003, Odyssey America increased its ownership in First Capital to 97.7%. The minority interest ownership of $0.3 million and $13.9 million as of December 31, 2003 and 2002, respectively, has been reflected in other liabilities. The cumulative purchase price of First Capital is $31.7 million of which $1.0 million has been reflected as goodwill. On January 1, 2004, Odyssey America contributed all of its shares of First Capital to Fairfax Asia (2003) Limited ("Fairfax Asia") in exchange for Class B non-voting shares of Fairfax Asia representing a 45%, approximately $32.0 million, ownership interest in Fairfax Asia. Fairfax owns the controlling interest in Fairfax Asia.

On October 28, 2003, Odyssey America purchased General Security Indemnity Company ("General Security"), an excess and surplus lines shell company domiciled in New York. The purchase price was comprised of investment assets of $33.7 million held by General Security at the purchase date and intangible assets of $3.9 million, which as of December 31, 2003 were not impaired and have an indefinite life. Prior to the completion of the sale, General Security entered into an Assumption Reinsurance, Indemnification and Administration agreement with General Security Indemnity Company of Arizona ("General Security-AZ"), pursuant to which all of the liabilities of General Security for all business written prior to the purchase date were transferred to General Security-AZ. General Security's name has been changed to Hudson Specialty Insurance Company ("Hudson Specialty"). Odyssey America also purchased the rights to new and renewal medical malpractice and hospital professional liability business ("Healthcare business") underwritten by TIG Insurance Company, a subsidiary of Fairfax. Hudson Specialty will serve as the main platform for the Healthcare business. The purchase price of the Healthcare business was $7.5 million and was recorded as an intangible asset that will be amortized over a ten year life. On December 18, 2003, Hudson Specialty and the Healthcare business were contributed to Clearwater. Clearwater subsequently contributed $18.0 million to Hudson Specialty.

4. INVESTMENTS

The composition of the fixed income securities, unaffiliated common stocks and short-term investments, which are carried at fair value, as of December 31, 2003 follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Fixed income securities:				
Bonds				
United States government and government agencies and authorities	$ 894,397	$ 2,050	$44,926	$ 851,521
States, municipalities and political subdivisions	205,747	4,954	1,637	209,064
Foreign governments	79,447	3,642	797	82,292
Public utilities	37,959	1,270	—	39,229
All other corporate	387,828	29,895	2,141	415,582
Total fixed income securities	1,605,378	41,811	49,501	1,597,688
Common stocks:				
Banks, trusts and insurance companies	167,436	41,013	6,234	202,215
Industrial, miscellaneous and all other	208,779	36,712	6	245,485
Total common stocks, unaffiliated	376,215	77,725	6,240	447,700
Short-term investments:				
United States government	21,092	—	—	21,092
All other	197,116	—	—	197,116
Total short-term investments	218,208	—	—	218,208
Total	$2,199,801	$119,536	$55,741	$2,263,596

The gross unrealized appreciation of $119.5 million and the gross unrealized depreciation of $55.7 million results principally from the current interest rate environment.

The composition of the fixed income securities, redeemable preferred stock, unaffiliated common stocks and short-term investments, which are carried at fair value, as of December 31, 2002, follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Fixed income securities:				
Bonds				
United States government and government agencies and authorities	$1,055,705	$ 6,211	$ 5,478	$1,056,438
States, municipalities and political subdivisions	98,500	1,886	110	100,276
Foreign governments	152,624	4,421	44	157,001
Public utilities	292,017	5,988	17,960	280,045
All other corporate	365,912	41,040	8,138	398,814
Total fixed income securities	1,964,758	59,546	31,730	1,992,574
Redeemable preferred stock:				
Banks, trusts and insurance companies	13,398	—	704	12,694
Total redeemable preferred stock	13,398	—	704	12,694
Common stocks:				
Banks, trusts and insurance companies	100,116	7,723	454	107,385
Industrial, miscellaneous and all other	45,912	4,651	5,388	45,175
Total common stocks, unaffiliated	146,028	12,374	5,842	152,560
Short-term investments:				
United States government	96,449	—	—	96,449
All other	92,712	—	—	92,712
Total short-term investments	189,161	—	—	189,161
Total	$2,313,345	$71,920	$38,276	$2,346,989

The fair value of fixed income securities, redeemable preferred stock and equity securities are based on the quoted market prices of the investments as of the close of business on December 31 of the respective years.

The amortized cost and fair value (both in thousands) of fixed income securities as of December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from the contractual maturities shown below due to the existence of call features or put features. In the case of securities containing call features, the actual maturity will be the same as the contractual maturity used below if the issuer elects not to exercise its call feature. Total securities subject to call represent approximately 3% of the total fair value. In the case of securities containing put features, the actual maturity will be the same as the contractual maturity used below if the investor elects not to exercise its put feature. Total securities containing the put feature represent approximately 5% of the total fair value.

	Amortized Cost	Fair Value
Due in one year or less	$ 305,854	$ 306,222
Due after one year through five years	121,646	129,611
Due after five years through ten years	72,249	72,984
Due after ten years	1,105,629	1,088,871
Total fixed income securities	$1,605,378	$1,597,688

The components of net investment income for the years ended December 31, 2003, 2002 and 2001 follows (in thousands):

	2003	2002	2001
Interest on fixed income securities and preferred stock	$ 91,971	$120,905	$123,053
Dividends on equity securities	17,160	16,295	9,028
Interest on cash and short-term investments	16,048	6,427	12,537
Other	45,061	10,091	1,037
Gross investment income	170,240	153,718	145,655
Investment expenses	9,476	6,610	7,529
Interest on funds held under reinsurance contracts	26,649	24,080	23,526
Net investment income	$134,115	$123,028	$114,600

The proceeds from the sales of investments were $4.9 billion, $2.5 billion and $0.4 billion for the years ended December 31, 2003, 2002 and 2001.

The components of gross and net realized investment gains (losses) for the years ended December 31, 2003, 2002 and 2001 follows (in thousands):

	2003	2002	2001
Fixed income securities:			
Gains	$226,399	$156,419	$10,595
Losses	64,521	15,330	1,208
Net	161,878	141,089	9,387
Preferred stock:			
Gains	967	2,369	—
Losses	—	—	—
Net	967	2,369	—
Equity securities:			
Gains	42,934	5,506	7,317
Losses	7,189	13,470	3,385
Net	35,745	(7,964)	3,932
Other securities:			
Gains	11,435	6,663	20
Losses	7,283	6,361	26
Net	4,152	302	(6)
Total realized gains (losses):			
Gains	281,735	170,957	17,932
Losses	78,993	35,161	4,619
Net	$202,742	$135,796	$13,313

Included in gross losses for the years ended December 31, 2003 and 2002 are $58.8 million and $13.0 million, respectively, related to realized losses on the other than temporary write-down of certain fixed income and equity securities.

Changes in unrealized net appreciation (depreciation) of investments, and the related tax effect, reflected in stockholders' equity for the years ended December 31, 2003, 2002 and 2001 follows (in thousands):

	2003	2002	2001
Fixed income securities	$(35,506)	$29,618	$34,332
Redeemable preferred stock	704	(704)	—
Equity securities	69,213	12,554	(7,644)
Other invested assets	42,232	940	(777)
Subtotal	76,643	42,408	25,911
Provision for deferred income taxes	(26,825)	(14,843)	(9,068)
Net change in unrealized net appreciation of investments reflected in stockholders' equity	$ 49,818	$27,565	$16,843

The Company frequently reviews its investment portfolio for declines in value, and focuses its attention on securities whose market value is less than 80% of their amortized cost at the time of review. Generally a change in the market or interest rate environment does not constitute an impairment of an investment but rather a temporary decline. Temporary declines in investments will be recorded as an unrealized loss in accumulated other comprehensive income. If the Company determines that the decline is "other than temporary," the carrying value of the investment will be written down to the fair value and a realized loss will be recorded in the Company's consolidated statements of operations. The Company's assessments are based on current evaluations of the financial position and future projections of the entity that issued the investment security. Prior assessments can change depending on current pertinent information.

In determining possible impairment of debt securities the Company reviews market and industry shifts, debt payment schedules that report how current and timely the issuer is with interest and principal payments, the issuers current financial position, and relevant analysis by rating agencies, investment advisors and analysts. In determining possible impairment of equity securities, the Company reviews market and industry shifts, historical price earnings ratio, recent financial statements, independent auditor's report on the issuer's financial statements and any significant recommendations by investment advisors or rating agencies. Additional relevant information is also considered in determining the valuation of an investment.

The following table reflects the Company's investment's fair value and gross unrealized depreciation, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2003 (in thousands):

	Duration of unrealized loss					
	Less than 12 months		Greater than 12 months		Total	
	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation	Fair Value	Gross Unrealized Depreciation
Fixed income securities:						
United States government agencies and authorities	$435,805	$(44,838)	$2,905	$ (88)	$438,710	$(44,926)
States, municipalities and political subdivisions	43,918	(1,637)	—	—	43,918	(1,637)
Foreign governments	19,502	(797)	—	—	19,502	(797)
All other corporate	31,492	(2,113)	184	(28)	31,676	(2,141)
Total fixed income	530,717	(49,385)	3,089	(116)	533,806	(49,501)
Common stocks, unaffiliated	73,315	(6,240)	—	—	73,315	(6,240)
Total temporarily impaired securities	$604,032	$(55,625)	$3,089	$(116)	$607,121	$(55,741)

The fixed income securities' unrealized depreciation principally relates to U.S. government securities and results from the current interest rate environment. The decline in the value of equity securities relates to three equity holdings and is due to current market conditions and does not result from the financial condition of the underlying entities.

The Company has entered into warrants, which replicate the investment characteristics of investment grade investments. Warrants are contracts that grant the holder the right to purchase an underlying financial instrument at a given price and time or at a series of prices and times. Warrants are marked to market with the related changes in market value recognized in net investment income. On disposition, any gain or loss is recognized in income. At December 31, 2003, the notional amount and statement value of the warrants were $180.6 million and $5.3 million, respectively.

The Company has purchased credit default swaps, which provide a hedge against adverse movements in fair value of investments and other corporate assets as a result of credit default risk associated with Federal Home Loan Mortgage Corporation, Federal National Mortgage Corporation and other related U.S. housing finance businesses. Under a credit default swap, the Company agrees with other parties to pay at specified periods fixed or floating rate interest amounts calculated by reference to an agreed notional principal amount in exchange for the credit default risk of a specified asset. Credit default swaps are marked to market at each statement date, with the related changes in market value recognized in net investment income. On disposition, any gain or loss is recognized in income. As of December 31, 2003, the fair value of the credit default swaps was $2.2 million.

Counter-parties to the warrants and the credit default swaps expose the Company to credit related losses in the event of non-performance. The Company believes this risk is low given the counter-parties high credit ratings. The credit risk exposure is represented by the fair value of the warrants at the statement date and the floating rate payment amount for the credit default swaps.

Fixed income securities carried at $498.2 million as of December 31, 2003 were on deposit with various regulatory authorities to comply with insurance laws.

Common stocks, at equity as of December 31, 2003, include the Company's investments in TRG Holding Corporation (27.5% owned by Fairfax and its affiliates, including 13.0% owned by the Company), Advent Capital (Holdings) PLC (46.8% owned by Fairfax and its affiliates, including 15.0% owned by the Company), MFXchange Ireland Ltd. ("MFX") (100.0% owned by Fairfax and its subsidiaries, including 7.4% owned by the Company) and Hub International Limited (26.2% owned by Fairfax and its affiliates, including 13.6% owned by the Company). Zenith National Insurance Corporation ("Zenith") (42.1% owned by Fairfax and its affiliates, including 6.5% owned by the Company) is included in common stocks and carried at fair value because Fairfax entered into agreements which eliminates any voting or other direct or indirect control by Fairfax and its affiliates over the operations of Zenith.

5. RETROCESSIONS

The Company utilizes retrocessional agreements principally to increase aggregate premium capacity, to reduce and spread the risk of loss on insurance and reinsurance underwritten and to limit its exposure with respect to multiple claims arising from a single occurrence. There is a contingent liability with respect to reinsurance which would become an ultimate liability of the Company in the event that such reinsuring companies are unable, at some later date, to meet their obligations under the reinsurance agreements inforce. Reinsurance recoverables are recorded as assets, based on the Company's evaluation of the retrocessionaires' ability to meet their obligations under the retrocession agreement. Premiums written and earned are stated net of reinsurance ceded in the consolidated statements of operations. Direct, assumed, ceded and net amounts (in thousands and inclusive of amounts in note 6) for these items follows:

	2003			
	Primary	**Assumed**	**Ceded**	**Net**
Premiums written	$634,860	$1,923,296	$404,576	$2,153,580
Premiums earned	557,726	1,796,324	388,957	1,965,093
	2002			
	Primary	**Assumed**	**Ceded**	**Net**
Premiums written	$296,855	$1,597,675	$263,285	$1,631,245
Premiums earned	171,602	1,469,176	208,136	1,432,642
	2001			
	Primary	**Assumed**	**Ceded**	**Net**
Premiums written	$110,426	$1,043,180	$168,956	$ 984,650
Premiums earned	99,377	971,791	170,631	900,537

The Company has established a reserve for potentially uncollectible reinsurance recoverables. The reserve is based upon an evaluation of each retrocessionaire and estimates related to collectibility of individual balances. The reserve as of December 31, 2003 and 2002 was $28.5 million and $27.0 million, respectively, and has been netted against reinsurance recoverables on loss payments. The Company has also established a reserve for potentially uncollectible assumed reinsurance balances of $5.8 million as of December 31, 2003 and 2002, which has been netted against reinsurance balances receivable.

The Company markets its reinsurance products worldwide primarily through reinsurance brokers as well as directly to its customers. The Company's five largest reinsurance brokerage firms accounted for an aggregate of approximately 60% of reinsurance gross premiums written for the year ended December 31, 2003. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

Clearwater is the beneficiary of a stop loss reinsurance agreement with nSpire Re Limited ("nSpire"), a wholly owned subsidiary of Fairfax (the "1995 Stop Loss Agreement"). Pursuant to the agreement, Clearwater ceded premium of $60.5 million for an aggregate limit of $175.0 million in excess of its December 31, 1995 reserves for unpaid losses and allocated loss adjustment expenses and potentially uncollectible reinsurance recoverables. Ceded losses and loss adjustment expenses incurred for the years ended December 31, 2003, 2002 and 2001 of $17.5 million, $17.5 million and $19.0 million, respectively, related to the stop loss agreement are included in the accompanying statements of operations and note 6. Reinsurance recoverables on paid and unpaid losses related to this agreement of $140.0 million and $122.5 million as of December 31, 2003 and 2002, respectively, are reflected in the accompanying balance sheets and are secured by letters of credit or cash.

Odyssey America has purchased whole account stop loss retrocessional protection related to its 1994 and 1996 through 2003 results. The contracts provide loss recovery in excess of a contractual ratio of incurred losses and acquisition costs as a percentage of earned premiums.

6. RELATED PARTY TRANSACTIONS

The Company and its subsidiaries have entered into various reinsurance arrangements with their affiliates. The approximate amounts included in (deducted from) income, expense, assets and liabilities in the accompanying consolidated financial statements, with respect to reinsurance assumed and ceded follows (in thousands):

	2003	2002	2001
Assumed:			
Premiums written	$287,199	$127,535	$ 38,018
Premiums earned	238,439	106,972	32,740
Losses and loss adjustment expenses	115,504	47,989	30,430
Acquisition costs	66,640	34,359	7,042
Reinsurance payable on loss payments	6,501	7,762	6,108
Reinsurance balances receivable	44,686	11,997	6,728
Unpaid losses and loss adjustment expenses	230,806	183,562	178,311
Unearned premiums	81,993	33,233	12,670
Ceded:			
Premiums written	62,058	37,034	11,517
Premiums earned	58,252	32,497	10,570
Losses and loss adjustment expenses	44,977	29,296	42,201
Acquisition costs	15,800	4,193	1,937
Ceded reinsurance balances payable	6,800	5,517	4,688
Reinsurance recoverables on loss payments	820	1,679	2,088
Reinsurance recoverables on unpaid losses	189,115	159,740	137,402
Prepaid reinsurance premiums	9,414	5,608	1,071

Investment management agreements with Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa"), a wholly owned subsidiary of Fairfax, and administrative agreements with Fairfax have been entered into between the Company and its subsidiaries with respect to their investment portfolios. Pursuant to the agreements, basic, administrative and incentive fees, based upon total invested assets and realized gains, are paid to Hamblin Watsa and Fairfax. For the years ended December 31, 2003, 2002 and 2001, $13.3 million, $6.3 million and $5.9 million, respectively, of such fees are included in the consolidated statements of operations. In addition, for the year ended December 31, 2003, the Company paid $1.0 million of intranet fees to MFX.

Included in the consolidated balance sheets are amounts receivable related to expense sharing arrangements with affiliates of $1.1 million and $0.7 million as of December 31, 2003 and 2002, respectively, and payable to affiliates of $1.3 million and $5.3 million as of December 31, 2003 and 2002 respectively.

In addition to the amounts in the table above, the Company has a receivable from nSpire of $17.0 million and $28.5 million as of December 31, 2003 and 2002, respectively, which represents transactions for certain reinsurance agreements.

Management believes that the revenues and expenses related to the transactions with affiliated entities would not be materially different if such transactions were with unaffiliated entities.

7. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table shows the components of the change in accumulated other comprehensive income (loss) for the years ending December 31, 2003 and 2002 (in thousands):

	2003	2002
Beginning balance of accumulated other comprehensive income (loss)	$ 21,736	$(12,985)
Beginning balance of foreign currency translation adjustments	(2,202)	(9,358)
Ending balance of foreign currency translation adjustments	39,896	(2,202)
Current period change in foreign currency translation adjustments	42,098	7,156
Beginning balance of unrealized net gains (losses) on securities	23,938	(3,627)
Ending balance of unrealized net gains on securities	73,756	23,938
Current period change in unrealized net gains on securities	49,818	27,565
Beginning balance of minimum pension liability	—	—
Ending balance of minimum pension liability	(1,222)	—
Current period change of minimum pension liability	(1,222)	—
Current period change in accumulated other comprehensive income	90,694	34,721
Ending balance of accumulated other comprehensive income	$112,430	$ 21,736

The components of comprehensive income (loss) for the years ending December 31, 2003, 2002 and 2001 are shown in the following table (in thousands):

	2003	2002	2001
Net income (loss)	$249,225	$208,177	$ (7,961)
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	64,766	11,009	(18,212)
Unrealized net gains on securities arising during the period	97,883	62,687	32,636
Reclassification adjustment for realized gains included in net income	(21,239)	(20,279)	(6,724)
Minimum pension liability	(1,880)	—	—
Other comprehensive income, before tax	139,530	53,417	7,700
Tax (expense) benefit:			
Foreign currency translation adjustments	(22,668)	(3,853)	6,374
Unrealized net gains on securities arising during the period	(34,260)	(21,941)	(11,423)
Reclassification adjustment for realized gains included in net income	7,434	7,098	2,354
Minimum pension liability	658	—	—
Total tax expense	(48,836)	(18,696)	(2,695)
Other comprehensive income, net of tax	90,694	34,721	5,005
Comprehensive income (loss)	$339,919	$242,898	$ (2,956)

8. Earnings Per Share

Net income (loss) per common share for the years ended December 31, 2003, 2002 and 2001 has been computed in the following table based upon weighted average common shares outstanding (in thousands, except share amounts):

	2003	2002	2001
Income (loss) before cumulative effect of a change in accounting principle	$ 249,225	$ 171,315	$ (7,961)
Cumulative effect of a change in accounting principle	—	36,862	—
Net income (loss)	$ 249,225	$ 208,177	$ (7,961)
Weighted average common shares outstanding — basic	64,736,830	64,744,067	57,018,497
Effect of dilutive shares	373,462	385,659	—
Weighted average common shares outstanding — dilutive	65,110,292	65,129,726	57,018,497
Earnings (loss) per common share:			
Basic:			
Income (loss) before cumulative effect of a change in accounting principle	$ 3.85	$ 2.65	$ (0.14)
Cumulative effect of a change in accounting principle	—	0.57	—
Basic earnings (loss) per common share	$ 3.85	$ 3.22	$ (0.14)
Diluted:			
Income (loss) before cumulative effect of a change in accounting principle	$ 3.83	$ 2.63	$ (0.14)
Cumulative effect of a change in accounting principle	—	0.57	—
Diluted earnings (loss) per common share	$ 3.83	$ 3.20	$ (0.14)

The 2003 and 2002 diluted earnings per common share assumes that 10,000 and 446,750, respectively of the Company's stock options granted under the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan would not be exercised as of December 31, 2003 and 2002, respectively. The 2003 and 2002 diluted earnings per share does not reflect the conversion of the Company's convertible debentures into common stock of the Company because, under the terms of the indenture under which the convertible debentures were issued, the convertible debentures were not convertible as of December 31, 2003 and 2002.

Inclusion of the unvested portion of the restricted common stock granted under the Odyssey Re Holdings Corp. Restricted Share Plan would have an anti-dilutive effect on the 2001 diluted earnings per share (i.e., the diluted earnings per share would be greater than the basic earnings per share); accordingly, such shares were excluded from the calculation of the 2001 diluted earnings per share.

9. EMPLOYEE BENEFITS

The Company maintains a qualified, non-contributory, defined benefit pension plan (the "Plan") covering substantially all employees who have reached age twenty-one and who have completed one year of service. Employer contributions to the Plan are in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

The amortization period for unrecognized pension costs and credits, including prior service costs, if any, and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits. Actuarial gains and losses result when actual experience differs from that assumed or when actuarial assumptions are changed.

The following tables set forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements as of December 31, 2003 and 2002.

The following table summarizes the status of the Plan (in thousands):

	2003	2002
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$29,537	$23,924
Service cost	1,754	1,328
Interest cost	1,897	1,652
Actuarial loss	3,124	3,286
Benefits paid	(841)	(679)
Other	—	26
Benefit obligation at end of year	$35,471	$29,537
Change in Plan assets:		
Fair value of Plan assets at beginning of year	$25,301	$22,724
Actual return on Plan assets	839	1,756
Actual contributions during the year	2,250	1,500
Benefits paid	(841)	(679)
Fair value of Plan assets at end of year	$27,549	$25,301
Unfunded status	$ (7,922)	$ (4,236)
Unrecognized prior service cost	127	136
Unrecognized net loss (gain)	581	(3,367)
Accrued pension cost	$ (7,214)	$ (7,467)
Weighted average discount rate	6.00%	6.50%
Rate of increase of future compensation levels	5.69%	5.73%
Expected long term rate of return on Plan assets	6.00%	6.50%

Net periodic pension cost included the following components (in thousands):

	2003	2002	2001
Service cost	$1,754	$1,328	$1,117
Interest cost	1,897	1,652	1,524
Return on assets	(1,622)	(1,621)	(1,596)
Net amortization and deferral	(32)	(449)	(644)
Net pension cost	$1,997	$ 910	$ 401

The accumulated benefit obligation for the Plan is $29,038 and $24,510, as of December 31, 2003 and 2002, respectively.

The investment policy for the defined benefit plan seeks to invest in highly rated, lower risk, securities which preserve the investment asset value of the Plan while seeking to maximize the return on those invested assets. The Plan assets as of December 31, 2003 and 2002, are invested in highly rated fixed income securities. Although the liabilities of the Plan exceed the assets by $7.9 million, the Company believes the Plan is financially sound. The long term rate of return assumption is selected based on the fixed income securities portfolio. The actual return on assets has historically been close to our assumptions of expected returns, however, this year's returns were lower. During 2003, the Company contributed $2.2 million to the Plan. Based on the Company's current expectations, the 2004 contribution should approximate this amount.

The Company also maintains non-qualified excess benefit plans that provide officers and certain employees with defined retirement benefits in excess of qualified plan limits imposed by federal tax law. The following tables set forth the amounts recognized in the Company's consolidated financial statements as of December 31, 2003 and 2002 (in thousands):

	2003	2002
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 10,330	$ 10,221
Service cost	544	450
Interest cost	708	637
Actuarial loss	1,669	310
Benefits paid	(664)	(610)
Other	81	(678)
Benefit obligation at end of year	$ 12,668	$ 10,330
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Actual contributions during the year	664	610
Benefits paid	(664)	(610)
Fair value of plan assets at end of year	$ —	$ —
Unfunded status	$(12,668)	$(10,330)
Unrecognized transition obligation	4,262	2,759
Unrecognized net loss (gain)	211	(280)
Unrecognized prior service cost	(522)	—
Accrued pension cost	$ (8,717)	$ (7,851)
Weighted average discount rate	6.00%	6.50%

Net periodic pension cost included the following components (in thousands):

	2003	2002	2001
Service cost	$ 544	$ 450	$ 331
Interest cost	708	637	664
Recognized net actuarial loss	165	55	68
Recognized prior service cost	(37)	(37)	—
Other	150	146	69
Net pension cost	$1,530	$1,251	$1,132

The accumulated benefit obligation for the excess benefit plans is $8,911 and $8,610, as of December 31, 2003 and 2002, respectively.

The Company established a trust fund, included in other invested assets, which has assets of $5.9 million and $5.9 million as of December 31, 2003 and 2002, respectively, related to the non-qualified plans. Plan benefits are paid by the Company as they are incurred by the participants, accordingly, there are no assets held directly by the non-qualified excess benefit plans.

The Company also maintains a defined contribution profit sharing plan for all eligible employees. Each year, the Board of Directors may authorize payment of an amount equal to a percentage of each participant's basic annual earnings based on the experience of the Company for that year. These amounts are credited to the employee's account maintained by a third party, which has contracted to provide benefits under the plan. No contributions were made in 2003 and 2002.

The Company also maintains a deferred compensation plan pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute up to 10% of annual compensation on a pre-tax basis. The Company contributes an amount equal to two-thirds of each employee's pre-tax contribution up to the first 6% of pay. The maximum matching contribution is 4% of pay with certain government mandated restrictions on contributions to highly compensated employees. The Company contributed $1.1 million, $1.5 million and $0.8 million to this plan in 2003, 2002 and 2001, respectively.

The Company provides certain health care and life insurance ("postretirement") benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's cost for providing postretirement benefits other than pensions is accounted for in accordance with SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". The following tables set forth the amounts recognized in the Company's consolidated financial statements as of December 31, 2003 and 2002 (in thousands):

	2003	2002
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 5,485	$ 4,573
Service cost	543	370
Interest cost	374	325
Actuarial loss	2,074	386
Benefits paid	(179)	(177)
Other	7	8
Benefit obligation at end of year	$ 8,304	$ 5,485
Unfunded status	$(8,304)	$(5,485)
Unrecognized prior service cost	54	179
Unrecognized net loss (gain)	110	(2,061)
Accrued benefit cost	$(8,140)	$(7,367)
Weighted average discount rate	6.00%	6.75%
Rate of increase of future compensation levels	6.00%	6.00%

Net periodic cost included the following components (in thousands):

	2003	2002	2001
Service cost	$543	$370	$310
Interest cost	374	325	290
Net amortization and deferral	28	(17)	(55)
Net cost	$945	$678	$545

The accumulated benefit obligation for the postretirement benefit plan was $8,304 and $5,485, as of December 31, 2003 and 2002, respectively.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 9% in 2002 and decreasing to 5% in 2010 and remaining constant thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $1.5 million and the service and interest cost components of net periodic postretirement benefit costs by $0.2 million for 2003. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit cost for 2003 by $1.3 million and $0.2 million, respectively. The Company has elected to postpone and defer the recognition of the Medicare reform legislation until 2004.

10. STOCK BASED COMPENSATION PLANS

In April 2002, the Company's stockholders approved the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan (the "2002 Plan"). An aggregate of 1.5 million shares of the Company's common stock may be granted under the 2002 Plan. The 2002 Plan provides for the grant of non-qualified stock options to officers, key employees and directors who are employed by, or provide services to, the Company or its subsidiaries. Pursuant to the 2002 Plan, 25% of the options granted become exercisable on each annual anniversary of the grant in each of the four years following the grant and expire 10 years from the date of grant, and shall be exercisable at the grant price. As of December 31, 2003 and 2002, respectively, 774,437 and 446,750 stock options have been granted under the 2002 Plan at a weighted average price of $18.70 and $18.00 per share, respectively. As of December 31, 2003, there were 725,563 remaining stock options available to be granted.

A summary of the combined status of the 2002 Plan and changes during the year ended December 31, 2003 and 2002 is presented below:

	2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	446,750	$18.00	—	$ —
Granted	338,000	19.61	455,250	18.00
Exercised	(2,063)	18.00	—	—
Forfeited	(8,250)	18.40	(8,500)	18.00
Outstanding, end of year	774,437	$18.70	446,750	$18.00
Exercisable, end of year	113,359	$18.00	—	—
Weighted average fair value of options granted during the year		$ 5.42		$ 5.07

The weighted average fair value of each option granted is estimated on the date of grant using the Black Scholes Price Model with the following weighted average assumptions used for grants: expected volatility of 31.0% and 30.0% for the years ended December 31, 2003 and 2002, respectively; risk-free interest rates ranging from 2.4% to 5.1%; annual dividend yield of 0.6%; and expected lives of five years for each grant for each of the years ended December 31, 2003 and 2002.

The following table summarizes the options outstanding and options exercisable as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at December 31, 2003	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2003	Weighted-Average Exercise Price
$17.40	3,000	9.17	$17.40	—	$ —
18.00	450,937	8.25	18.00	112,734	18.00
18.35	2,500	9.00	18.35	625	18.35
19.58	10,000	9.33	19.58	—	—
19.65	298,000	9.42	19.65	—	—
20.90	5,000	9.42	20.90	—	—
21.77	5,000	9.33	21.77	—	—
	774,437	8.73	$18.70	113,359	$18.00

OdysseyRe provides a compensatory employee stock purchase plan through which all employees who meet the eligibility requirements of the plan have the option to purchase OdysseyRe common stock in an amount up to 10% of their annual base salary. The Company purchases, on the employee's behalf, OdysseyRe common stock equal to 30% of each employee's contribution. In the event that OdysseyRe meets certain financial objectives, additional shares are purchased for the employee's benefit. The expense related to this plan for the year ended December 31, 2003, 2002 and 2001 was $0.3 million, $0.2 million and $0.1 million, respectively.

During 2001, the Company adopted the Odyssey Re Holdings Corp. Restricted Share Plan which provides for the grant of restricted shares to directors and key employees of the Company. Shares granted under this plan generally vest in two equal installments beginning on the fifth and tenth anniversary of the date of grant. As of December 31, 2003 and 2002, respectively, 439,474 and 552,885 shares of restricted stock were granted. At the time of grant, the market value of the shares awarded under this plan is recorded as unearned compensation and is presented as a separate component of stockholders' equity. The unearned compensation is charged to operations over the vesting period. In respect to the above grants, the amount of compensation expense incurred for each of the years ended December 31, 2003 and 2002 was approximately $1.1 million.

During 2001, the Company adopted the Odyssey Re Holdings Corp. Stock Option Plan which provides for the grant of stock options to directors and key employees of the Company. Under the plan, such options will generally vest and become exercisable in two equal installments beginning on the fifth and tenth anniversary of the date of grant. As of December 31, 2003 and 2002, respectively, 52,654 and 56,531 options were issued with an exercise price of zero. The Company has reflected $0.2 million and $0.4 million of expense for the years ended December 31, 2003 and 2002, respectively, which represents the vested portion of the stock options.

Certain employees of the Company have been granted shares of restricted common stock under the Fairfax Financial Holdings Ltd. Restricted Share Plan. The Fairfax restricted stock, which was granted from 1996 to 2000, vests over a three to ten year period. The Company has reflected $0.3 million of expense for each of the years ended December 31, 2003 and 2002, which represents the vested portion of the restricted stock. The Company no longer participates in this plan.

11. FEDERAL AND FOREIGN INCOME TAXES

OdysseyRe and its United States subsidiaries filed a consolidated federal income tax return from June 20, 2001 through March 3, 2003. For periods prior to June 20, 2001 and subsequent to March 3, 2003, OdysseyRe and its subsidiaries filed consolidated federal income tax returns with Fairfax, Inc. and its subsidiaries. For financial statement purposes, taxes are determined on a separate company basis. As of December 31, 2001, the Company had a net operating loss carryforward of $186.3 million, which was fully utilized during 2002.

Pre-tax operating income, before cumulative effect of a change in accounting principle, from domestic companies, was $286.1 million, $252.9 million and $25.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. Pre-tax operating income (loss) from foreign operations was $92.2 million, $5.2 million and ($40.6) million for the years ended December 31, 2003, 2002 and 2001, respectively.

During 2002, the Company reduced its current tax expense through the utilization of the net operating loss carryforward. During 2001, the Company has reflected a current tax expense related to taxable income for the period prior to the offering.

The components of the federal and foreign income tax provision (benefit) follow (in thousands):

	2003	2002	2001
Current:			
United States	$141,660	$ 6,593	$ 5,523
Foreign	—	—	—
Total current income tax provision	141,660	6,593	5,523
Deferred:			
United States	(12,591)	80,158	(13,181)
Foreign	—	—	—
Total deferred income tax (benefit) provision	(12,591)	80,158	(13,181)
Total federal and foreign income tax provision (benefit)	$129,069	$86,751	$ (7,658)

Deferred federal and foreign income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Components of federal and foreign income tax assets and liabilities follow (in thousands):

	2003	2002
Unpaid losses and loss adjustment expenses	$ 99,431	$ 90,483
Unearned premiums	41,342	29,798
Reserve for potentially uncollectible balances	12,465	12,465
Pension and benefit accruals	6,813	6,776
Investments	17,227	5,717
Other	16,989	25,058
Total deferred tax assets	194,267	170,297
Deferred acquisition costs	58,901	45,112
Other	2,902	5,167
Total deferred tax liabilities	61,803	50,279
Net deferred tax assets	132,464	120,018
Deferred income taxes on accumulated other comprehensive income	(60,538)	(11,704)
Deferred federal and foreign income tax asset	71,926	108,314
Current taxes payable	(743)	(1,285)
Federal and foreign income taxes	$ 71,183	$107,029

Management believes that it is more likely than not that the Company will realize the benefits of its net deferred tax assets and, accordingly, no valuation allowance has been recorded for the periods presented.

The following table reconciles federal and foreign income taxes at the statutory federal income tax rate to the Company's tax provision (benefit) (in thousands):

	2003		2002		2001	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Pre-tax operating income (loss) before cumulative effect of a change in accounting principle	$378,294		$258,066		$(15,619)	
Income taxes computed on pre-tax operating income	$132,403	35.0%	$ 90,323	35.0%	$ (5,467)	35.0%
Increase (decrease) in income taxes resulting from:						
Dividend received deduction and tax-exempt income	(3,790)	(1.0)	(1,923)	(0.8)	(342)	2.2
Amortization of purchase price	—	—	—	—	(2,041)	13.1
Other, net	456	0.1	(1,649)	(0.6)	192	(1.2)
Total federal and foreign income tax provision (benefit)	$129,069	34.1%	$ 86,751	33.6%	$ (7,658)	49.1%

The Company paid federal and foreign income taxes of $142.2 million and $4.6 million for the years ended December 31, 2003 and 2001, respectively. The Company recovered $4.3 million for the year ended December 31, 2002. The Company has a current tax payable of $0.7 million and $1.3 million as of December 31, 2003 and 2002, respectively.

12. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries lease office space and furniture and equipment under long-term leases expiring through the year 2010. Minimum annual rentals follow (in thousands):

2004	$ 6,797
2005	6,533
2006	5,617
2007	4,347
2008	1,722
2009 and thereafter	1,955
Total	$26,971

The amounts above are reduced by an aggregate minimum rental recovery of $0.6 million resulting from the sublease of space to other companies.

Rental expense, before sublease income, under these operating leases were $8.4 million, $7.8 million and $7.8 million in 2003, 2002 and 2001, respectively. The Company recovered $0.7 million, $1.9 million and $2.8 million in 2003, 2002 and 2001, respectively, from subleases.

Clearwater has agreed to allow Ranger Insurance Company ("Ranger"), a subsidiary of Fairfax, to attach an assumption of liability endorsement to its policies where required. The agreement applies to endorsements issued from July 1, 1999 to March 31, 2004. The agreement may also terminate earlier upon Ranger receiving an A.M. Best rating of A– or better, Ranger ceasing to be under the control of Fairfax, or either party giving the other party 30 days notice. Following termination of the agreement, Clearwater will remain liable for any losses occurring prior to the effective date of the termination, pursuant to the terms of the endorsements. While Clearwater's potential exposure in connection with these endorsements is not reasonably quantifiable at this time, we deem it to be immaterial, as Fairfax has agreed to indemnify Clearwater for any obligation under this agreement. The Company anticipates that Ranger will meet all of its obligations in the normal course of business, and Clearwater does not anticipate making any payments under this guarantee that would require Clearwater to utilize the indemnification from Fairfax. Clearwater has decided to terminate the agreement effective March 31, 2004.

As of July 14, 2000, Odyssey America agreed to guarantee the performance of all of the insurance and reinsurance contract obligations, whether incurred before or after the agreement, of Compagnie Transcontinentale de Réassurance ("CTR"), an affiliate, in the event CTR became insolvent and CTR was not otherwise indemnified under its guarantee agreement with a Fairfax affiliate. This guarantee was entered into as part of the redeployment of CTR's business to Odyssey America and was terminated effective December 31, 2001. While Odyssey America's potential exposure in connection with this guarantee is not reasonably quantifiable at this time, we deem it to be immaterial, as Fairfax has agreed to indemnify Odyssey America for all obligations under this guarantee.

Through UK Holdings, Odyssey America became a limited liability participant in the Lloyd's market in 1997. In order to continue underwriting at Lloyd's, Odyssey America has established a clean irrevocable letter of credit and a deposit trust account in favor of the Society and Council of Lloyd's. As of December 31, 2003, Odyssey America had pledged U.S. treasuries in the amount of $120.7 million in support of a letter of credit and $142.7 million in a deposit trust account in London. The letter of credit and deposit trust account effectively secure the future contingent obligations of UK Holdings should the Lloyd's underwriting syndicate in which Odyssey America participates incur net losses. Odyssey America's contingent liability to the Society and Council of Lloyd's is limited to the aggregate amount of the letter of credit and the deposit trust account.

Odyssey America agreed, as of April 1, 2002, to guarantee the prompt payment of all of the insurance contract obligations (the "Subject Contracts"), whether incurred before or after the agreement, of Falcon Insurance Company (Hong Kong) Limited ("Falcon"), an affiliate, in the event Falcon becomes insolvent. While Odyssey America's potential exposure in connection with this agreement is not reasonably quantifiable at this time, we deem it to be immaterial, as Fairfax has agreed to indemnify Odyssey America for any obligation under this agreement. Falcon has agreed to pay Odyssey America one percent of all gross earned premium associated with the subject business on a quarterly basis. During 2003, Falcon has paid $0.5 million to Odyssey America related to this agreement. Odyssey America anticipates that Falcon will meet all of its obligations in the normal course of business and does not anticipate making any payments under this guarantee that will require Odyssey America to utilize the indemnification from Fairfax.

In addition, in connection with the guarantee, Falcon has granted Odyssey America the option (the "Option") to assume a ten percent quota share reinsurance participation for a period of up to three years of all of Falcon's liabilities under the Subject Contracts entered into by Falcon on or after the date of the exercise of the Option by Odyssey America. If the Option is exercised, the one percent fee will be cancelled during the term of the quota share reinsurance agreement.

In December 2002 Odyssey America and a retrocessionaire each demanded arbitration to resolve a dispute arising from an excess of loss retrocessional contract, effective January 1, 1998, pursuant to which the retrocessionaire reinsured Odyssey America for 50% of certain accident and health exposures assumed by Odyssey America from a third-party insurer. The dispute arose in October 2002 when the retrocessionaire asserted that the third-party insurer violated the reinsurance agreement with Odyssey America such that no further payments under the agreement should be made.

In August 2003, Odyssey America and the retrocessionaire executed an Assignment of Rights, Limited Indemnification and Cooperation Agreement, (the "Agreement"), pursuant to which the parties agreed to withdraw their respective demands for arbitration with prejudice. The Agreement enables the retrocessionaire, with the cooperation of Odyssey America, to assert its defenses directly against the insurer, and indemnifies Odyssey America for expenses it incurs resulting from Odyssey America's cooperation or the retrocessionaire's assertion of its defenses. Subsequently, Odyssey America entered into a substantially identical agreement (also, an "Agreement") with the retrocessionaire that reinsured the remaining 50% of the business it had assumed. Odyssey America believes the Agreements make remote the likelihood that Odyssey America will incur any material liability in connection with the reinsurance agreement or retrocession contract.

Odyssey America provided quota share reinsurance to Gulf Insurance Company ("Gulf") from January 1, 1996 to December 31, 2002, on a book of automobile residual value business. In March 2003, Gulf requested a payment of approximately $30 million, including a "special payment" of $26 million, due on April 28, 2003, representing Odyssey America's purported share of a settlement ("Settlement") between Gulf and one of the insureds whose policies, Gulf contends, were reinsured under the Residual Value Quota Share Reinsurance Agreements (the "Treaties").

In May 2003, Gulf initiated litigation against two other reinsurers that participated with Odyssey America on the Treaties, demanding payment relating to the Settlement. In late July, Gulf added Odyssey America to its complaint against the other reinsurers. Odyssey and the other reinsurers have answered the complaint and discovery has commenced. Among other things, Odyssey America contends that, (i) Gulf breached its duty to Odyssey America of utmost good faith when it placed the Treaties by failing to disclose material information concerning the policy it issued to the insured; and (ii) alternatively, the Settlement is not covered under the terms of the Treaties. Among the remedies Odyssey America seeks is rescission of the Treaties.

Odyssey America intends to vigorously assert its claims and defend itself against any claims asserted by Gulf. At this early stage, it is not possible to make any determination regarding the likely outcome of this matter.

In January 2004, two retrocessionaires under common control of London Reinsurance Group Inc. (each, a "retrocessionaire"; together, "London Life") filed a demand for arbitration seeking to resolve a dispute arising under a series of aggregate stop-loss retrocession agreements covering the years 1994 and 1996 to 2001 pursuant to which they participated and provided a layer of retrocession protection for Odyssey America in excess of a predetermined loss ratio and subject to a limit.

Among other things, London Life seeks a determination of its liability under the retrocession agreements. Odyssey America will seek enforcement of the retrocession agreements and confirmation of the liability of London Life pursuant to such agreements. As of this date, the arbitration panel has not yet been duly constituted.

Odyssey America finds London Life's claims to be without merit and intends to vigorously pursue the arbitration. Odyssey America expects the arbitration panel to enforce the contracts in Odyssey America's favor.

OdysseyRe and its subsidiaries are involved from time to time in ordinary routine litigation and arbitration proceedings incidental to their business. In management's opinion, the outcome of these suits, individually or collectively, is not likely to result in judgments which would be material to the financial condition or results of operations or cash flow of the Company.

13. DIVIDEND RESTRICTIONS, STATUTORY INFORMATION AND CAPITAL

Odyssey America is subject to state regulatory restrictions which limit the maximum amount of dividends payable. Odyssey America must obtain approval of the Insurance Commissioner of the State of Connecticut in order to pay in any 12-month period, "extraordinary" dividends which are defined as the greater of 10% of statutory capital and surplus as of the prior year end or net income for such prior year. Connecticut law further provides that (i) Odyssey America must report to the Connecticut Commissioner, for informational purposes, all dividends and other distributions within five business days after the declaration thereof and at least ten days prior to payment and (ii) Odyssey America may not pay any dividend or distribution in excess of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Commissioner, without such Commissioner's approval.

Odyssey America paid dividends of $18.0 million during 2002 and did not pay any dividends during 2003. The maximum amount of dividends which Odyssey America may pay to the Company in 2004 without prior approval is $178.7 million. On December 23, 2002, OdysseyRe contributed First Capital to Odyssey America. The amount of the capital contribution was $17.8 million.

The following is the consolidated statutory basis net income (loss) and policyholders' surplus of Odyssey America and its subsidiaries, for the years ended and as of December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001
	(unaudited)		
Net income (loss)	$ 110,471	$173,960	$ (22,400)
Policyholders' surplus	$1,553,067	$990,469	$819,537

The statutory provision for potentially uncollectible reinsurance recoverables due from unauthorized companies is reduced to the extent collateral is held by Clearwater or Hudson. Pursuant to indemnification agreements between the Company and Clearwater and the Company and Hudson, OdysseyRe provides letters of credit (LOC) and/or cash in respect of uncollateralized balances due from unauthorized reinsurers. The use of such collateral provided by the Company is a permitted accounting practice approved by the Insurance Department of the State of Delaware, the domiciliary state of Clearwater and Hudson.

As of December 31, 2003 and 2002, $7.3 million of funds held under reinsurance contracts related to cash collateral has been provided in regard to the above mentioned indemnification agreements. The Company has also provided a $20.5 million LOC to Clearwater and a $0.5 million LOC to Hudson as of December 31, 2003, of which approximately $20.1 million has been used as collateral in regard to the indemnification agreements. The indemnification agreements do not affect the reinsurance recoverable balances as reported in the accompanying consolidated financial statements.

14. FINANCIAL GUARANTEE REINSURANCE

The Company's assumed financial guarantee reinsurance exposure to loss, in the event of nonperformance by the underlying insured and assuming underlying collateral proved to be of no value, was $74.7 million and $107.0 million as of December 31, 2003 and 2002, respectively. It is the responsibility of the ceding insurer to collect and maintain collateral under financial guarantee reinsurance.

As of December 31, 2003, such reinsurance inforce had a remaining maturity term of 1 to 33 years. The approximate distribution of the estimated debt service (principal and interest) of bonds, by type and unearned premiums, for 2003 and 2002 follows (in millions):

	2003	2002
Municipal obligations:		
General obligation bonds	$ 21	$ 34
Special revenue bonds	49	61
Industrial development bonds	1	4
Corporate obligations	4	8
Total	$ 75	$107
Unearned premiums	$0.6	$ 0.9

The Company has not been provided with a geographic distribution of the debt service from all of its cedants. The following table summarizes the information which has been received by the Company from its cedants (in millions):

State	2003 Debt Service
Florida	$12.1
Illinois	6.8
New York	5.3
Kentucky	5.0
Texas	4.7
Arizona	3.7
California	3.7
Subtotal	41.3
States less than $5 million exposure per state	25.3
Geographic information not available	8.1
Total	$74.7

15. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2003, 2002 and 2001 are as follows (in thousands):

	2003	2002	2001
Gross unpaid losses and loss adjustment expenses, beginning of year	$2,871,552	$2,720,220	$2,566,396
Less ceded unpaid losses and loss adjustment expenses, beginning of year	1,026,979	1,045,791	899,629
Net unpaid losses and loss adjustment expenses, beginning of year	1,844,573	1,674,429	1,666,767
Acquisition of net unpaid losses and loss adjustment expenses	—	9,151	—
Losses and loss adjustment expenses incurred related to:			
Current year	1,208,854	921,222	702,658
Prior years	116,911	65,973	23,109
Total losses and loss adjustment expenses incurred	1,325,765	987,195	725,767
Paid losses and loss adjustment expenses related to:			
Current year	241,590	215,073	121,471
Prior years	601,777	616,179	596,211
Total paid losses and loss adjustment expenses	843,367	831,252	717,682
Effects of exchange rate changes	14,683	5,050	(423)
Net unpaid losses and loss adjustment expenses, end of year	2,341,654	1,844,573	1,674,429
Add ceded unpaid losses and loss adjustment expenses, end of year	1,058,623	1,026,979	1,045,791
Gross unpaid losses and loss adjustment expenses, end of year	$3,400,277	$2,871,552	$2,720,220

The prior years' changes in loss estimates recognized in calendar years 2003, 2002 and 2001 are $116.9 million, $66.0 million, and $23.1 million, respectively. Higher loss estimates on United States casualty business for accident years 1997 through 2000 are principally causing the increase on prior years' loss estimates in each of the calendar years. The classes of business contributing most to the change in loss estimates include directors and officers, errors and omissions and medical malpractice liability. The casualty insurance loss development patterns for these years were not consistent with prior periods due to the very competitive environment impacting coverage terms and conditions. This led to the cumulative deficiencies noted.

The Company uses tabular reserving for workers' compensation indemnity reserves and discounts such reserves using an interest rate of 3.5%. Losses have been discounted using the Life Table for Total Population: United States, 1979 — 1981. Reserves reported at present value were approximately $78.0 million and $73.5 million as of December 31, 2003 and 2002, respectively. The amount of case reserve discount was $48.3 million and $37.7 million as of December 31, 2003 and 2002, respectively. The amount of incurred but not reported reserve discount was $18.4 million and $23.7 million as of December 31, 2003 and 2002, respectively.

16. ASBESTOS AND ENVIRONMENTAL LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company has exposure to asbestos and environmental pollution claims. Exposure arises from reinsurance contracts under which the Company has assumed liabilities, on an indemnity or assumption basis, from ceding companies primarily in connection with general liability insurance policies issued by such cedants. The Company's estimate of its ultimate liability for such exposures includes case basis reserves and a provision for liabilities incurred but not reported. Case basis reserves are a combination of reserves reported to the Company by ceding companies and additional case reserves determined by the Company's dedicated asbestos and environmental claims unit based on claims audits of cedants. The provision for liabilities incurred but not reported is established based on various methods such as loss development, market share and frequency and severity.

Estimation of ultimate liabilities for these exposures is unusually difficult due to outstanding issues such as whether coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties. The determination of ultimate liabilities for waste site pollution exposure is especially uncertain due to the potential for an amendment to the Superfund Law proposed by various business groups, environmental groups and government agencies.

The Company's reserves for asbestos and environmental related liabilities displayed below is from business written for accident years 1985 and prior. There is minimal exposure and no specific reported reserves in the more recent accident years. The Company's asbestos and environmental reserve development, gross and net of reinsurance, for the years ended December 31, 2003, 2002 and 2001 is set forth in the table below (in thousands):

	2003	2002	2001
Asbestos			
Gross unpaid losses and loss adjustment expenses, beginning of year	$189,720	$193,753	$205,633
Less ceded unpaid losses and loss adjustment expenses, beginning of year	160,236	164,269	176,149
Net unpaid losses and loss adjustment expenses, beginning of year	29,484	29,484	29,484
Net losses and loss adjustment expenses incurred	—	—	—
Net paid losses and loss adjustment expenses	—	—	—
Net unpaid losses and loss adjustment expenses, end of year	29,484	29,484	29,484
Add ceded unpaid losses and loss adjustment expenses, end of year	186,178	160,236	164,269
Gross unpaid losses and loss adjustment expenses, end of year	$215,662	$189,720	$193,753
Environmental			
Gross unpaid losses and loss adjustment expenses, beginning of year	$ 45,712	$ 55,529	$ 53,439
Less ceded unpaid losses and loss adjustment expenses, beginning of year	13,575	23,392	21,302
Net unpaid losses and loss adjustment expenses, beginning of year	32,137	32,137	32,137
Net losses and loss adjustment expenses incurred	—	—	—
Net paid losses and loss adjustment expenses	—	—	—
Net unpaid losses and loss adjustment expenses, end of year	32,137	32,137	32,137
Add ceded unpaid losses and loss adjustment expenses, end of year	1,135	13,575	23,392
Gross unpaid losses and loss adjustment expenses, end of year	$ 33,272	$ 45,712	$ 55,529

The Company's survival ratio for environmental and asbestos related liabilities as of December 31, 2003 is eleven years, reflecting full utilization of remaining indemnifications. The underlying survival ratio for environmental related liabilities is five years and for asbestos related liabilities is fourteen years. The survival ratio represents the environmental impairment and asbestos related illness reserves, net of reinsurance, on December 31, 2003, plus indemnifications, divided by the average paid environmental and asbestos claims, net of reinsurance, for the last three years. The Company's survival ratio is nine years for environmental and asbestos related liabilities as of December 31, 2003, prior to the reflection of indemnifications. The Company's survival ratio compares favorably with the United States Property and Casualty Industry average survival ratio of nine years as published by A.M. Best in its special report on Asbestos and Environmental claims dated October 6, 2003.

17. DEBT OBLIGATIONS

The components of debt obligations are as follows (in thousands):

	As of December 31,	
	2003	2002
7.65% Senior Notes	$224,572	$ —
4.375% Convertible Senior Debentures	110,000	110,000
7.49% Senior Notes	42,320	96,340
Total debt obligations	$376,892	$206,340

During the fourth quarter of 2003, OdysseyRe issued $225.0 million aggregate principal amount of senior notes due November 1, 2013. The issue was sold at a discount of $0.4 million, which is being amortized over the life of the notes. Interest accrues on the senior notes at a fixed rate of 7.65%, which is due semi-annually on May 1st and November 1st. The senior notes are redeemable at a premium, prior to maturity, at the discretion of OdysseyRe. The Company used the net proceeds from this offering to prepay $50.0 million aggregate principal amount of the 7.49% senior notes and to contribute $165.0 million of additional capital to Odyssey America. The remainder will be used for general corporate purposes.

In June 2002, OdysseyRe issued $110.0 million aggregate principal amount of 4.375% convertible senior debentures ("Convertible Debt") due 2022. The Convertible Debt is redeemable at the Company's option beginning on June 22, 2005. Each holder of Convertible Debt may, at its option, require OdysseyRe to repurchase all or a portion of its Convertible Debt on June 22, 2005, 2007, 2009, 2012 and 2017. Under certain circumstances, each Convertible Debt holder can convert its Convertible Debt into 46.9925 shares of OdysseyRe common stock for every $1,000 principal amount of the Convertible Debt, however, as of December 31, 2003, in accordance with the terms of the indenture under which the Convertible Debt was issued, the Convertible Debt was not convertible. The Convertible Debt is reflected on OdysseyRe's balance sheet at a value of $110.0 million, the aggregate principal amount of Convertible Debt outstanding.

In December 2001, OdysseyRe issued $100.0 million aggregate principal amount of senior notes, pursuant to a private placement, due November 30, 2006. Interest accrues on the senior notes at a fixed interest rate of 7.49%, which is due semi-annually on May 31st and November 30th. The senior notes are redeemable at a premium, prior to maturity, at OdysseyRe's option. In November 2003 and June 2002, OdysseyRe prepaid $50.0 million and $10.0 million, respectively, aggregate principal amount of senior notes. Immediately following the issuance of the senior notes, OdysseyRe entered into an interest rate swap agreement, with Bank of America N.A., that effectively converted the fixed 7.49% interest rate into a variable interest rate of London Interbank Offered Rate ("LIBOR") plus 263 basis points. In May 2003, the Company sold the variable interest rate instrument for a gain of $6.4 million. The gain has been capitalized and is being amortized over the remaining life of the senior notes. In conjunction with the early extinguishment of $50.0 million of senior notes, $3.0 million of the capitalized gain was immediately realized. As of December 31, 2003, the aggregate principal amount of 7.49% senior notes outstanding was $40.0 million and the remaining capitalized gain is $2.3 million.

Aggregate maturities of the Company's debt obligations, at face value are as follows (in thousands):

Years	Amount
2006	$ 40,000
2013	225,000
2022	110,000
Total	$375,000

OdysseyRe's 7.49% senior notes are subject to certain covenants, none of which significantly restricts the Company's operating activities or dividend-paying ability. As of December 31, 2003, the Company was in compliance with all covenants.

18. SEGMENT REPORTING

The Company's operations are managed through four distinct divisions, Americas, EuroAsia, London Market and U.S. Insurance which are established principally based on geographic regions. The Americas division is comprised of the Company's United States reinsurance operations and its Canadian and Latin America branch offices. The United States operations write treaty property, general casualty, specialty casualty, surety, and facultative casualty reinsurance business primarily through professional reinsurance brokers. Treaty business is written through its Canadian branch, while the Latin America branches write both treaty and facultative business. Effective January 1, 2003, insurance business underwritten by Hudson, which was previously included with the Americas division, and the 2003 new and renewal medical malpractice and hospital professional liability business ("Healthcare"), have been combined into a new division, the U.S. Insurance division. For comparative purposes, the segment information presented below for the years ended December 31, 2002 and 2001 has been restated to reflect the Hudson business in the U.S. Insurance division. The EuroAsia division is comprised of offices in Paris, Stockholm, Singapore and Tokyo. The EuroAsia division writes primarily treaty and facultative property business. The Company's London Market division operates through two distribution channels, Newline at Lloyd's, where the business focus is casualty insurance, and our London branch, where the business focus is worldwide property and casualty reinsurance.

The financial results of these divisions for the years ended December 31, 2003, 2002 and 2001 are as follows (in thousands):

Year Ended December 31, 2003	Americas	EuroAsia	London Market	U.S. Insurance	Total
Gross premiums written[(1)]	$1,421,381	$408,077	$437,902	$333,821	$2,601,181
Net premiums written	$1,248,938	$388,705	$374,568	$141,369	$2,153,580
Net premiums earned	$1,170,696	$364,542	$334,228	$ 95,627	$1,965,093
Losses and loss adjustment expenses	801,295	248,652	205,458	70,360	1,325,765
Acquisition costs and other underwriting expenses	380,737	90,658	89,366	16,562	577,323
Total underwriting deductions	1,182,032	339,310	294,824	86,922	1,903,088
Underwriting (loss) income	$ (11,336)	$ 25,232	$ 39,404	$ 8,705	62,005
Net investment income					134,115
Net realized investment gains					202,742
Other expense, net					(7,912)
Interest expense					(12,656)
Income before income taxes					$ 378,294
Underwriting ratios:					
Losses and loss adjustment expenses	68.5%	68.2%	61.5%	73.6%	67.5%
Acquisition costs and other underwriting expenses	32.5	24.9	26.7	17.3	29.3
Combined ratio	101.0%	93.1%	88.2%	90.9%	96.8%

Year Ended December 31, 2002	Americas	EuroAsia	London Market	U.S. Insurance	Total
Gross premiums written [1]	$1,189,003	$258,646	$315,257	$168,567	$1,931,473
Net premiums written	$1,102,837	$249,650	$243,460	$ 35,298	$1,631,245
Net premiums earned	$1,001,302	$221,531	$187,811	$ 21,998	$1,432,642
Losses and loss adjustment expenses	678,956	161,929	127,265	19,045	987,195
Acquisition costs and other underwriting expenses	313,861	59,180	55,736	3,754	432,531
Total underwriting deductions	992,817	221,109	183,001	22,799	1,419,726
Underwriting income (loss)	$ 8,485	$ 422	$ 4,810	$ (801)	12,916
Net investment income					123,028
Net realized investment gains					135,796
Other expense, net					(4,985)
Interest expense					(8,689)
Income before income taxes and cumulative effect of change in accounting principle					$ 258,066
Underwriting ratios:					
Losses and loss adjustment expenses	67.8%	73.1%	67.8%	86.6%	68.9%
Acquisition costs and other underwriting expenses	31.3	26.7	29.7	17.1	30.2
Combined ratio	99.1%	99.8%	97.5%	103.7%	99.1%

Year Ended December 31, 2001	Americas	EuroAsia	London Market	U.S. Insurance	Total
Gross premiums written[1]	$831,393	$146,513	$165,913	$56,813	$1,200,632
Net premiums written	$711,714	$136,144	$129,571	$ 7,221	$ 984,650
Net premiums earned	$677,863	$100,214	$118,216	$ 4,244	$ 900,537
Losses and loss adjustment expenses	537,548	82,639	100,178	5,402	725,767
Acquisition costs and other underwriting expenses	234,344	33,361	44,434	980	313,119
Total underwriting deductions	771,892	116,000	144,612	6,382	1,038,886
Underwriting loss	$ (94,029)	$ (15,786)	$ (26,396)	$ (2,138)	(138,349)
Net investment income					114,600
Net realized investment gains					13,313
Other income, net					755
Interest expense					(5,938)
Loss before income taxes					$ (15,619)
Underwriting ratios:					
Losses and loss adjustment expenses	79.3%	82.5%	84.7%	127.3%	80.6%
Acquisition costs and other underwriting expenses	34.6	33.3	37.6	23.1	34.8
Combined ratio	113.9%	115.8%	122.3%	150.4%	115.4%

Gross Premiums Written by Major Unit/Division

	Years Ended December 31, 2003	2002	2001
United States	$1,188,030	$1,024,126	$ 718,342
Latin America	149,722	116,834	72,305
Canada	79,512	40,770	16,340
London Branch	4,117	7,273	24,406
Subtotal Americas	1,421,381	1,189,003	831,393
EuroAsia	408,077	258,646	146,513
London Market	437,902	315,257	165,913
U.S. Insurance	333,821	168,567	56,813
Total gross premiums written[1]	$2,601,181	$1,931,473	$1,200,632

Gross Premiums Written by Type of Business/Business Unit

	Years Ended December 31,		
	2003	2002	2001
Property excess of loss	$ 116,984	$ 114,742	$ 83,439
Property proportional	254,518	189,592	137,097
Casualty excess of loss	249,856	241,202	182,256
Casualty proportional	573,944	460,564	331,795
Marine and aerospace	20,680	13,040	16,064
Surety and credit	45,403	28,717	6,637
Miscellaneous lines	14,976	28,620	5,183
Facultative reinsurance	145,020	112,526	68,922
Subtotal Americas	1,421,381	1,189,003	831,393
Property excess of loss	99,348	57,753	26,279
Property proportional	150,157	102,780	49,902
Casualty excess of loss	35,109	17,901	7,022
Casualty proportional	26,903	24,704	27,527
Marine and aerospace	29,947	16,003	6,330
Surety and credit	40,429	11,726	7,777
Facultative reinsurance	8,596	24,614	21,676
First Capital	17,588	3,165	—
Subtotal EuroAsia	408,077	258,646	146,513
London Branch			
Property excess of loss	47,966	45,877	30,600
Property proportional	14,643	11,267	3,400
Casualty excess of loss	19,283	9,878	—
Casualty proportional	14,992	6,948	—
Marine and aerospace	57,567	43,506	—
Newline			
Liability lines	264,137	163,662	53,913
All other	19,314	34,119	78,000
Subtotal London Market	437,902	315,257	165,913
Healthcare	110,615	—	—
Property	37,878	27,608	13,800
Casualty	97,165	73,696	15,121
Auto	88,163	67,263	27,892
Subtotal U.S. Insurance	333,821	168,567	56,813
Total gross premiums written [1]	$2,601,181	$1,931,473	$1,200,632

(1) A portion of the gross premiums written by the U.S. Insurance division has been ceded to, and is also included in, the Americas division's gross premiums written. Accordingly, the total gross premiums written as shown in the table above does not agree to the gross premiums written of $2,558.2 million, $1,894.5 million and $1,153.6 million for the years ended December 31, 2003, 2002 and 2001, respectively, reflected in the consolidated statements of operations.

The Company does not maintain separate balance sheet data for each of its operating segments. Accordingly, the Company does not review and evaluate the financial results of its operating segments based upon balance sheet data.

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of selected quarterly financial information follows (in thousands, except per share amounts):

	Quarters Ended				
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Year
Gross premiums written	$563,841	$609,876	$702,953	$681,486	$2,558,156
Net premiums written	489,929	542,714	582,157	538,780	2,153,580
Net premiums earned	447,323	481,148	513,842	522,780	1,965,093
Net investment income	32,400	26,740	31,839	43,136	134,115
Net realized investment gains	38,264	131,551	17,263	15,664	202,742
Other expense, net	(2,967)	(730)	(1,558)	(2,657)	(7,912)
Income before income taxes	70,392	171,891	63,680	72,331	378,294
Net income	46,579	112,687	42,328	47,631	249,225
Net income per common share:					
Basic	$ 0.72	$ 1.74	$ 0.65	$ 0.74	$ 3.85
Diluted	$ 0.72	$ 1.73	$ 0.65	$ 0.73	$ 3.83

	Quarters Ended				
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	Year
Gross premiums written	$403,753	$428,174	$499,721	$562,882	$1,894,530
Net premiums written	362,821	370,872	420,034	477,518	1,631,245
Net premiums earned	283,315	351,859	360,538	436,930	1,432,642
Net investment income	28,203	30,025	32,258	32,542	123,028
Net realized investment gains	737	18,213	104,562	12,284	135,796
Other expense, net	(726)	(927)	(1,022)	(2,310)	(4,985)
Income before income taxes and cumulative effect of a change in accounting principle	29,556	49,259	134,086	45,165	258,066
Cumulative effect of a change in accounting principle	36,862	—	—	—	36,862
Net income	56,263	32,825	87,770	31,319	208,177
Earnings per common share:					
Basic:					
Income before cumulative effect of a change in accounting principle	$ 0.30	$ 0.51	$ 1.36	$ 0.48	$ 2.65
Cumulative effect of a change in accounting principle	0.57	—	—	—	0.57
Basic earnings per common share	$ 0.87	$ 0.51	$ 1.36	$ 0.48	$ 3.22
Diluted:					
Income before cumulative effect of a change in accounting principle	$ 0.30	$ 0.50	$ 1.35	$ 0.48	$ 2.63
Cumulative effect of a change in accounting principle	0.56	—	—	—	0.57
Diluted earnings per common share	$ 0.86	$ 0.50	$ 1.35	$ 0.48	$ 3.20

Due to changes in the number of weighted average common shares outstanding during 2002, quarterly earnings per share amounts do not add to the total for the year.

Odyssey Re Holdings Corp.
Corporate Information

OdysseyRe®

Executive Offices

Odyssey Re Holdings Corp.
140 Broadway, 39th Floor
New York, NY 10005
Tel. (212) 978-4700
Fax (212) 344-4229

Odyssey America Reinsurance Corporation
300 First Stamford Place
Stamford, CT 06902
Tel. (203) 977-8000
Fax (203) 356-0196

Worldwide Offices

Americas Division

STAMFORD
Odyssey America Reinsurance Corporation
300 First Stamford Place
Stamford, CT 06902
Tel. (203) 977-8000
Fax (203) 356-0196

NEW YORK
Odyssey America Reinsurance Corporation
22 Cortlandt Street, 18th Floor
New York, NY 10007
Tel. (212) 978-2700
Fax (212) 978-2795

MEXICO CITY
Odyssey America Reinsurance Corporation
Insurgentes Sur No.1605
17th Floor, Modulo III
Col. San José Insurgentes
Mexico, D.F. 03900
Tel. (52) 55-5662-8660
Fax (52) 55-5662-6661

MIAMI
Odyssey America Reinsurance Corporation
1200 Brickell Avenue, Suite 1410
Miami, FL 33131
Tel. (305) 577-4244
Fax (305) 577-9895

SANTIAGO
Odyssey America Reinsurance Corporation
Alcantara No. 44
Piso 10, Las Condes
Santiago
Chile
C.P. 6760397
Tel. (56) 2-228-0211
Fax (56) 2-228-0215

TORONTO
Odyssey America Reinsurance Corporation
55 University Avenue
Suite 1600
Toronto, Ontario M5J 2H7
Canada
Tel. (416) 862-0162
Fax (416) 367-3248

EuroAsia Division

PARIS
Odyssey America Reinsurance Corporation
15, rue du 4 septembre
75002 Paris
France
Tel. (33) 1-49-26-1000
Fax (33) 1-42-96-3026

SINGAPORE
Odyssey America Reinsurance Corporation
9 Raffles Place
#37-01 Republic Plaza
Singapore 04 8619
Tel. (65) 6438-3806
Fax (65) 6438-3827

STOCKHOLM

Odyssey America Reinsurance Corporation
Norrlandsgatan 16
P.O. Box 1709
SE-111 87, Stockholm
Sweden
Tel. (46) 8-598-11500
Fax (46) 8-598-11599

TOKYO

Odyssey America Reinsurance Corporation
Azabu House 2F
2-13-8, Motoazabu
Minato-ku,
Tokyo 106-0046
Japan
Tel. (81) 3-5730-6126
Fax (81) 3-5730-6127

London Market Division

LONDON

Odyssey America Reinsurance Corporation
The London Underwriting Centre
3 Minster Court, Suite 5/4
Mincing Lane
London EC3R 7DD
England
Tel. (44) 020-7090-1800
Fax (44) 020-7090-1701

Newline Underwriting Management Limited
Syndicate 1218
The London Underwriting Centre
3 Minster Court, Suite 5/4
Mincing Lane
London EC3R 7DD
England
Tel. (44) 020-7090-1700
Fax (44) 020-7090-1701

BRISTOL

Newline Underwriting Limited
Argentum
350 Bristol Business Park
Coldharbour Lane
Bristol BS16 1EJ
England
Tel. (44) 117-906-2200
Fax (44) 117-906-2201

U.S. Insurance Division

Hudson Insurance Group

Hudson Insurance Company
Hudson Specialty Insurance Company
Clearwater Insurance Company

NEW YORK

Hudson Programs Unit
140 Broadway, 39th Floor
New York, NY 10005
Tel. (212) 978-2800
Fax (212) 344-2973

NAPA

Hudson Healthcare Unit
851 Napa Valley Corporate Way
Suite N
Napa, CA 94558
Tel. (707) 256-2160
Fax (707) 256-2176

CHICAGO

Hudson Healthcare Unit
Civic Opera Building
20 N. Wacker Drive, Suite 1370
Chicago, IL 60606
Tel. (312) 596-0222
Fax (312) 596-0233

LANSING

Hudson Healthcare Unit
2121 University Park Drive
Suite 180
Okemos, MI 48864
Tel. (517) 347-4700
Fax (517) 347-3256

MINNEAPOLIS

Hudson Healthcare Unit
7900 International Drive
Suite 1065
Bloomington, MN 55425
Tel. (952) 851-5410
Fax (952) 876-0465

Board of Directors
Odyssey Re Holdings Corp.

V. Prem Watsa
Chairman of the Board
Chairman and Chief Executive Officer
Fairfax Financial Holdings Limited, a financial services holding company

James F. Dowd
Vice Chairman of the Board
President and Chief Executive Officer
Fairfax Inc., a holding company

Andrew A. Barnard
President and Chief Executive Officer
Odyssey Re Holdings Corp.

Frank B. Bennett (1)
President, Artesian Management, Inc., a private equity investment company

Anthony F. Griffiths (1)
Retired President and Chief Executive Officer
Mitel Corporation, a telecommunications company

Robbert Hartog (1)
President, Robhar Investments Ltd.

Brandon W. Sweitzer (1)
Senior Advisor, MMC Global Development, Marsh & McLennan Companies, Inc., a global professional services firm

(1) Audit and Compensation Committees

Officers
Odyssey Re Holdings Corp.

Andrew A. Barnard
President and Chief Executive Officer

Michael G. Wacek
Executive Vice President

Charles D. Troiano
Executive Vice President and Chief Financial Officer

Anthony J. Narciso, Jr.
Senior Vice President and Controller

Donald L. Smith
Senior Vice President, General Counsel and Corporate Secretary

Senior Officers of OdysseyRe

AMERICAS DIVISION

Michael G. Wacek
Chief Executive Officer

Robert S. Bennett
Lawrence C. Berger
Lawrence J. Boyle
Thomas C. Bredahl
Alane R. Carey
Mary M. Coca
Patrice M. Conboy
John F. Coppinger, Jr.
Denise L. Davies
Gerard A. Dugan
Nicholas P. Esposito
Arturo E. Falcon
Patrick E. Gentile
Joseph A. Guardo
Mark W. Hinkley
Jeffrey D. Morash
Juan Eduardo Ovalle
Brian D. Quinn
Roger M. Rossiter
Jeffrey M. Rubin
Charles J. Russo
James B. Salvesen
Gustavo A. Scheffler
Christopher T. Suarez
Stephen J. Van de Graaf
Bob H. Ysseldyk

EUROASIA DIVISION

Lucien Pietropoli
Chief Executive Officer

Bernard Assens
Thierry Clarenc
Christophe Delélis-Fanien
Isabelle Dubots-Lafitte
Gaël Le Païh
Hervé Leduc
Olivier Massot
Pär Mattsson
Claude Oger
Bruno Pesenti
Ow Hea Sea
Emily Tay
Hiroshi Yokojima

LONDON MARKET DIVISION

Brian D. Young
Chief Executive Officer

Martin J. Campbell
Paul T. Everett
Stephen L. Gordon
Andrew R. Gregory
Michael J. Hanns
Martin S.J. Hawkins
Tracey O. Lillington
J. Richard F. Micklem
Carl A. Overy
Duncan J. Reed
André-François Rocque
Richard I. Smart
Kenneth A. W. Thorpe
Nigel G. Wilson

U.S. INSURANCE DIVISION

James E. Migliorini
Chief Executive Officer

Bruce C. Anderson
Christopher L. Gallagher
Kenneth J. Hoppe
Kimber J. Lantry
Sean C. Moffat
Anthony J. Slowski
William F. Wetherell
Jean M. Willig

Investor Information

Stockholders' Meeting

The 2004 Annual Stockholders' meeting will be held on Wednesday, April 21, 2004, at 9:00 a.m. (Eastern Daylight Saving Time), at The Yale Club, 50 Vanderbilt Avenue, New York, NY.

Auditors

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036

Transfer Agent and Registrar

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
Telephone: **(800) 524-4458, (610) 382-7833** (Outside the U.S.), **(888) 269-5221** (Hearing Impaired – TDD Phone)
Email: **Shareowners@bankofny.com**
The Bank of New York's Stock Transfer Website:
http://www.stockbny.com

Send Certificates For Transfer and Address Changes To:

Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Stock Trading

Odyssey Re Holdings Corp. shares are traded on the New York Stock Exchange under the trading symbol "ORH".

Common Stock and Dividends

Quarterly high and low sales prices per share of the Company's Common Stock, as reported by the New York Stock Exchange Composite, for the four quarters of 2003, and the four quarters of 2002, as well as dividends paid, were as follows:

	High	Low	Dividends Paid
2003			
Fourth quarter	$23.29	$20.10	$0.03125
Third quarter	22.17	18.00	0.025
Second quarter	22.53	17.88	0.025
First quarter	19.28	15.55	0.025
2002			
Fourth quarter	$18.85	$16.00	$0.025
Third quarter	17.49	12.87	0.025
Second quarter	20.25	15.15	0.025
First quarter	17.85	15.30	0.025

On February 12, 2004, the Board of Directors declared a cash dividend of $0.03125 per common share to be paid on or before March 31, 2004 to stockholders of record on March 17, 2004. In 2001, the Board of Directors established a policy of paying regular quarterly cash dividends. The declaration and payment of future dividends, if any, by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's consolidated earnings, financial condition and business needs, capital and surplus requirements of the Company's operating subsidiaries, regulatory considerations and other factors.

The Company is a holding company, whose principal source of income is dividends from its subsidiaries. The payment of dividends by its subsidiaries is restricted by insurance regulations. (See Note 13 of Notes to Consolidated Financial Statements.)

As of January 31, 2004, the number of holders of the Company's Common Stock, including those whose Common Stock is held in nominee name, was approximately 5,820.

Employees

As of December 31, 2003, the Company and its subsidiaries had 515 employees.

Information Request:

A copy of Odyssey Re Holdings Corp. Annual Report and Form 10-K are available without charge on OdysseyRe's Web site http://www.odysseyre.com, or upon written request to:

Odyssey Re Holdings Corp.
Attn: Investor Relations
300 First Stamford Place
Stamford, CT 06902
Telephone: 203 940-8610
***Facsimile:* 203 965-7960**

For more information about Odyssey Re Holdings Corp., visit OdysseyRe's Web site at: **http://www.odysseyre.com**

Caution Regarding Forward-Looking Statements:

This document may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which may relate to risks and uncertainties, are based upon management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those contained in, or suggested by, such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission.

"The best value we can provide our clients is the continuity that comes from sharing our underwriting knowledge, responsiveness and financial strength — the qualities that comprise the Odyssey Edge."

OdysseyRe®

Safe Journey

OdysseyRe®

Odyssey Re Holdings Corp.
140 Broadway
New York, NY 10005

www.odysseyre.com